


HealthStream®

LETTER TO SHAREHOLDERS

2012

Year Ended December 31, (In thousands, except per share amounts)	2012	2011
Statement of Income Data:		
Revenues	$ 103,732	$ 82,066
Operating costs and expenses	90,273	70,728
Income from operations	13,459	11,338
Other income, net	118	10
Income before income taxes	13,577	11,348
Income tax provision	5,932	4,404
Net income	$ 7,645	$ 6,944
Net income per share:		
Basic	$ 0.29	$ 0.31
Diluted	$ 0.28	$ 0.29
Weighted average shares of common stock outstanding:		
Basic	26,128	22,445
Diluted	27,507	23,748
Income before interest, taxes, share-based compensation, depreciation and amortization ("adjusted EBITDA"[1]):		
Net income	$ 7,645	$ 6,944
Interest, income taxes, share-based compensation, depreciation and amortization	13,596	10,601
Income before interest, income taxes, share-based compensation, depreciation and amortization	$ 21,241	$ 17,545

[1]In order to better assess the Company's financial results, management believes that income before interest, income taxes, share-based compensation, depreciation and amortization ("Adjusted EBITDA") is an appropriate measure for evaluating the operating performance of the Company because adjusted EBITDA reflects net income adjusted for non-cash and non-operating items. Adjusted EBITDA is also used by many investors to assess the Company's results from current operations. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as a measure of financial performance under generally accepted accounting principles. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles, it is susceptible to varying calculations. Accordingly, adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

Year Ended December 31, (In thousands)	2012	2011
Balance Sheet Data:		
Cash and cash equivalents	$ 41,365	$ 76,904
Investments in marketable securities – short and long-term	51,952	12,548
Goodwill and intangible assets	38,104	23,104
Working capital	83,259	78,631
Total assets	174,528	154,237
Deferred revenue	23,146	22,759
Shareholders' equity	132,196	120,915


TOTAL REVENUES (in $ millions)
2008
51.6
2009
57.4
2010
65.8
2011
82.1
2012
103.7
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 105 110

LETTER TO SHAREHOLDERS

THIS IS AN EXCITING TIME FOR HEALTHCARE—AND THE Company. At HealthStream, we support the many dedicated healthcare professionals whose mission is to improve the quality and safety of patient care. Increasingly, healthcare organizations are turning to HealthStream to help drive this mission by developing their workforce, improving compliance, assessing performance, expediting onboarding, increasing resuscitation rates, offering simulation-based training, and providing key insights about their organizations. As part of this shared endeavor, both HealthStream and our customers are aligned around the same goal—improving patient care.

Our 2012 financial performance was solid. Year-end results for 2012 included annual revenues of $103.7 million, up 26 percent over 2011 revenues. Operating income for 2012 was $13.5 million, up 19 percent over 2011, while adjusted EBITDA (earnings before interest, income taxes, share-based compensation, depreciation, and amortization) improved to $21.2 million, which is 21 percent higher than 2011. We ended 2012 well capitalized with a cash and marketable securities balance of $93.3 million and full availability of our $20.0 million line of credit—which remains untapped.

HealthStream is dedicated to improving patient outcomes through the development of healthcare organizations' greatest asset: their people. At year-end 2012, our unified suite of software-as-a-service (SaaS) solutions were contracted by healthcare organizations for, collectively, their approximately 3.1 million healthcare employees in the U.S. for training & learning management, talent management, performance assessment, and managing simulation-based education programs. We added approximately 350,000 newly contracted subscribers to our learning application, the HealthStream Learning Center® (HLC), in 2012. At the same time, our renewal rates for existing customers during the year ended December 31, 2012 represented 99 percent of subscribers up for renewal during that period. The contract value of these renewals, collectively, resulted in an overall contract value renewal rate for 2012 of 100 percent.

As part of its ecosystem, HealthStream partners with approximately 130 healthcare industry leaders, highly regarded professional medical and nursing associations, and other best-in-class providers to offer healthcare organizations a broad and diverse array of content and courseware to meet their regulatory, clinical, and business learning needs. Over 6,000 online courses from, collectively, 60 partners (i.e. third-party content owners) are offered by HealthStream, including Laerdal Medical, the American Association of Critical Care Nurses (AACN), Lippincott Williams & Wilkins, and Precyse. An additional 30 industry partners deliver product and device training courseware to hospitals through HealthStream, while 40 global simulation partners provide simulation content through our SimStore site. In 2012, our hospital customers completed approximately 48 million courses through our platform.

HealthStream's platform offers a multitude of options to our customers that provide tangible solutions to meet their various workforce development and talent management needs. Along with selecting content and courseware, our customers can choose to expand services they receive from HealthStream with additional applications, such as the HealthStream Competency Center™ (HCC), the HealthStream Performance Center™ (HPC), SimManager,™ Authoring Center, and CE Center, among others. Our suite of platform applications, coupled with our diverse array of content and courseware, and the subsequent data, community, and host of resources has created an ecosystem of solutions that we believe is unmatched in the healthcare industry.

Early in 2012, we launched the HealthStream Performance Center (HPC), a SaaS based performance management system for hospitals, which provides a cost-efficient, paperless performance appraisal process. The HPC makes an important contribution to our larger suite of talent management and development solutions as we support our customers' workforce development initiatives. For the full-year 2012, we had approximately 4.3 million competency ratings entered into our system by healthcare professionals through our HPC/HCC solution.

HealthStream also advanced its talent management strategy in 2012 through two acquisitions: Decision Critical and Sy.Med Development. Through our acquisition of Decision Critical in June of 2012, we added a patented electronic portfolio, Professional Portfolio,™ that is used to store and view the qualifications and competencies of the professionals who provide patient care. Through the acquisition of Sy.Med Development in October of 2012, we added an innovative credentialing application, Sy.Med OneApp,™ used for approximately 242,000 physicians and healthcare professsionals, which includes over 115 hospital and integrated delivery networks.

Through SimVentures, our collaborative arrangement with Laerdal Medical, we have developed a solution that makes simulation based training more accessible to more healthcare professionals. HealthStream earns 50 percent of the profits from this collaborative arrangement. Utilization of simulation training among healthcare organizations continues to grow—and for good reason. It allows healthcare professionals to practice critical, lifesaving procedures in a safe, standardized, and repeatable environment. SimVentures continues to grow top-line revenues. We anticipate further progress for SimVentures as we continue to introduce this unique product suite to healthcare organizations.

HealthStream's research solutions complement our learning and talent management offerings by providing healthcare organizations with Patient Insights,™ Employee Insights,™ Physician Insights,™ and Community Insights™ surveys, data analyses of survey results, and a powerful benchmarking capability to analyze results more meaningfully. For full-year 2012, revenues from our research solutions increased five percent over 2011. We derived approximately 75 percent of our research solution revenues for full-year 2012 from our patient survey, Patient Insights, a product that generates recurring revenues.

Industry-wide, interest continues to increase in research due, in part, to regulatory measures mandated by the Centers for Medicare and Medicaid Services (CMS). In partnership with the Agency for Healthcare Research and Quality, CMS requires hospitals to submit data for a series of required quality measures—which include the HCAHPS (Hospital Consumer Assessment of Healthcare Providers and Systems) survey—in order to receive the full market basket increase to their reimbursement payment rates. In October of 2012, reimbursement rates began to take into account healthcare organizations' scores on both the required quality measures and HCAHPS. This development is a result of CMS' larger vision to initiate "value-based purchasing (VBP)," which links payment more directly to the quality of care provided. As a CMS-certified vendor for the CAHPS Hospital Survey, the CAHPS Home Health Care Survey, and the CAHPS Clinicians & Groups Survey, we offer our customers a range of tools to support their CMS compliance needs.

During the fourth quarter of 2012, HealthStream also became fully certified as a 2013 CAHPS Patient-Centered Medical Home (PCMH) Survey Vendor by the National Committee for Quality Assurance (NCQA). HealthStream is one of 22 vendors certified for 2013. NCQA vendor certification enables the Company to support medical practices and provider groups that are seeking NCQA's PCMH Recognition program and/or NCQA 's Distinction in Patient Experience Reporting designation. Practices use NCQA -certified vendors to identify eligible patients, survey patients, and report results to NCQA.

Looking forward, we intend to continue growing the Company organically by increasing our customer base and expanding the number of solutions provided to existing accounts. We may also pursue Company growth by utilizing a portion of our cash position to acquire or invest in strategic businesses, products, or technologies that are consistent with our business principles. In particular, we expect in 2013 to further invest in the integration and enhancement of our new products and capabilities gained through our recent acquisitions, along with products launched through our collaborative arrangement with Laerdal Medical as well as any additional joint ventures and/or partnerships formed to develop new solutions, products, or services.

In the first quarter of 2013, HealthStream launched its strategy to offer our learning and talent management suite of solutions to the post-acute care market, initially focusing on long-term care facilities and home health agencies. Coupled with the approximately five million healthcare professionals working in acute-care hospitals, expanding into post-acute care increases our target market to a workforce of approximately eight million healthcare professionals. To execute our strategy, we will be building an ecosystem of technology and content partnerships for this market—similar to and leveraging off of what we have built in the acute-care space. We are looking forward to introducing the post-acute care market and its three million healthcare professionals to our learning and talent management solutions in 2013.

As we review our 2012 results and consider the year ahead, I am grateful to our valued employees, whose dedication and support have driven the Company's success. I also want to thank our customers, partners, board of directors, and investors for their support—and I look forward to keeping you apprised of our progress throughout the coming year.



Sincerely,

Robert A. Frist, Jr.
Chairman and Chief Executive Officer

DIRECTORS AND OFFICERS

DIRECTORS

Robert A. Frist, Jr.
Chief Executive Officer, President, and
Chairman of the Board of Directors
HealthStream, Inc.

Jeffrey L. McLaren
Chief Executive Officer
Medaxion, LLC

Thompson S. Dent
Chairman and Chief Executive Officer
WellNow Urgent Care

William W. Stead, M.D.
Associate Vice Chancellor for Health Affairs /
Chief Strategy Officer
Vanderbilt University Medical Center

Linda E. Rebrovick
Chief Executive Officer & President
Consensus Point, Inc.

Frank E. Gordon
Managing Partner
Crofton Capital

Michael Shmerling
Chairman
Choice Food Group, Inc.

Dale W. Polley
Past President
First American Corporation

C. Martin Harris, M.D.
Chief Information Officer, Chairman
Information Technology Division
Staff Physician, Internal Medicine
Cleveland Clinic

Deborah Taylor Tate, J.D.
Former Commissioner
Federal Communications Commission
Special Envoy to the
International Telecommunications Union

EXECUTIVE OFFICERS

Robert A. Frist, Jr.
Chief Executive Officer, President, and
Chairman of the Board of Directors

J. Edward Pearson
Chief Operating Officer and Senior Vice President

Gerard M. Hayden, Jr.
Chief Financial Officer and Senior Vice President

Arthur E. Newman
Executive Vice President

Jeffrey S. Doster
Chief Technology Officer and Senior Vice President

Michael J. Sousa
Senior Vice President

CORPORATE DATA

ANNUAL MEETING

The annual meeting of shareholders will be held on May 30, 2013, at 2:00 p.m. (CDT) at HealthStream, Inc., 209 10th Avenue South, Suite 450, Nashville, Tennessee 37203.

INDEPENDENT AUDITORS

Ernst & Young LLP
Nashville, Tennessee

TRANSFER AGENT

Computershare
250 Royall Street
Canton, Massachusetts 02021
(800) 962-4284
Investor Centre™ portal: *www.computershare/investor.com*

LEGAL COUNSEL

Bass, Berry & Sims PLC
Nashville, Tennessee

CORPORATE HEADQUARTERS

HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

FORM 10-K

The Annual Report on Form 10-K of HealthStream, Inc., as filed with the U.S. Securities and Exchange Commission, accompanies this letter. Additional copies of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available without exhibits, free of charge, to its shareholders. Requests should be addressed to Mollie Condra, Investor Relations Department, HealthStream, Inc., 209 10th Avenue, South, Suite 450, Nashville, Tennessee 37203.


HealthStream®

CORPORATE STOCK

HealthStream, Inc.'s common stock is traded on the NASDAQ Stock Market under the symbol HSTM. The following table shows the quarterly range of high and low closing sales prices of the common stock from 2010.

	HIGH	LOW
2010		
First Quarter	$ 4.27	$ 3.47
Second Quarter	4.85	4.05
Third Quarter	5.32	4.39
Fourth Quarter	8.04	5.11
2011		
First Quarter	$ 8.13	$ 6.76
Second Quarter	13.27	7.55
Third Quarter	14.37	10.33
Fourth Quarter	18.80	11.47
2012		
First Quarter	$24.05	$16.48
Second Quarter	26.22	20.72
Third Quarter	30.47	23.27
Fourth Quarter	30.53	22.28

As of March 21 2013, HealthStream, Inc. had approximately 6,624 shareholders, including 107 shareholders of record and 6,517 persons or entities holding common stock in nominee name.

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. HealthStream intends to retain earnings to finance the expansion of its operations.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of Section 21E of the Securities and Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. See the Company's 10-K filing for more detailed disclosure regarding forward-looking statements and associated risks and uncertainties.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

Commission File Number 000-27701


SEC MAIL PROCESSING
RECEIVED
APR - 5 2013
WASH., DC
SECTION
193

HEALTHSTREAM, INC.
(Exact name of registrant as specified in its charter)

Tennessee	**62-1443555**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 10th Avenue South, Suite 450 Nashville, Tennessee	**37203**
(Address of principal executive offices)	*(Zip Code)*

(615) 301-3100
(Registrant's telephone number, including area code)

Securities Registered Pursuant To Section 12(b) Of The Act:

Title of each class	Name of each Exchange on which registered
Common Stock, No Par Value	NASDAQ Global Select Market

Securities Registered Pursuant To Section 12(g) Of The Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock issued and outstanding and held by non-affiliates of the Registrant, based upon the closing sales price for the Common Stock on the NASDAQ Global Select Market on June 29, 2012 was approximately $509 million. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

As of February 26, 2013, there were 26,373,013 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2013 Annual Meeting of Shareholders are incorporated by reference into Part III hereof.

HEALTHSTREAM, INC.

TABLE OF CONTENTS
ANNUAL REPORT ON FORM 10-K

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes," "may," "will," "should," "continue" and similar language or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, HealthStream's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section "Risk Factors" in Item 1A of this Annual Report on Form 10-K and elsewhere in this document. In addition, factors that we are not currently aware of could harm our future operating results. You should carefully review the risks described in other documents HealthStream files from time to time with the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. HealthStream undertakes no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Item 1. *Business*

OVERVIEW AND HISTORY

HealthStream, Inc. (HealthStream or the Company) provides Internet-based learning, talent management, and research solutions for healthcare organizations—all designed to assess and develop the people that deliver patient care which, in turn, supports the improvement of business and clinical outcomes. Our learning and talent management products are used by healthcare organizations to meet a broad range of their training, certification, competency assessment, performance appraisal, and development needs, while our research products provide our customers information about patients' experiences, workforce engagement, physician relations, and community perceptions of their services. HealthStream's customers include healthcare organizations, pharmaceutical and medical device companies, and other participants in the healthcare industry. Our customer base includes approximately 3,000 healthcare organizations (predominately acute-care facilities) throughout all 50 states.

Our core learning and talent management product is the HealthStream Learning Center™ (HLC), which is delivered on our proprietary platform provided via a software-as-a-service (SaaS) model on the Internet. At December 31, 2012, HealthStream had approximately 3.1 million contracted, primarily hospital-based subscribers to the HLC, which include 2.94 million subscribers already implemented and 162,000 subscribers in the process of implementation. We deliver educational activities and training courseware to our customers through the HLC, while we deliver competency management and performance appraisal tools through the HealthStream Competency Center and HealthStream Performance Center, respectively, on our SaaS-based platform. Our research products and service offerings include quality and satisfaction surveys, data analyses of survey results, and other research-based measurement tools focused on patients, physicians, employees, and members of the community. Our core research product is the Patient Insights™ survey, which accounted for approximately 78 percent of our research product business, based on revenue, during 2012.

As we place greater emphasis on offering our customers new and innovative ways of assessing and developing their workforces, simulation is becoming a growing part of our product portfolio. In June 2010, we announced a collaborative arrangement with Laerdal Medical A/S (Laerdal Medical), a leader in healthcare simulation, to provide a suite of products for distributing training simulations and scenarios directly over the Internet and managing simulation centers worldwide. SimStore®, which allows simulation customers to sample, license, and download scenarios directly to simulators over the Internet, was launched in the first quarter of 2011. SimManager, an application for managing simulation centers, shares the same platform with our HLC, and was launched in early 2012. We have a long-term relationship with Laerdal Medical and have been a distributor of its HeartCode™ product line for the last seven years. HeartCode™ uses task based manikins that assist healthcare professionals in studying, training, and testing for what is commonly known as cardiopulmonary resuscitation (CPR) certification.

Headquartered in Nashville, Tennessee, the Company was incorporated in 1990 and began providing its Internet-based solutions in 1999 and its survey and research solutions in 2005. Including additional offices in Laurel, Maryland, Brentwood, Tennessee, and Austin, Texas, HealthStream had 496 full-time and 91 part-time employees as of December 31, 2012. HealthStream has evolved from a company with an initial focus on technology-based training to a company providing outcomes-focused learning, talent management, and research solutions to the nation's healthcare providers.

INDUSTRY BACKGROUND

According to the deputy director of the National Health Statistics Group at the Centers for Medicare and Medicaid Services (CMS), spending in the healthcare industry reached approximately $2.59 trillion in 2010, or 17.9% of the U.S. gross domestic product. Hospital care expenditures accounted for approximately 31.4% of the $2.59 trillion industry. According to the Bureau of Labor Statistics, approximately 17.2 million professionals are employed in the healthcare segment of the domestic economy, with approximately 5.0 million employed in acute-care hospitals, our primary target market for our learning, talent management, and research products. As of December 31, 2012, approximately 3.1 million healthcare professionals were subscribers to our Internet-based HLC platform, which include 2.94 million subscribers already implemented and 162,000 subscribers in the process of implementation.

All of the 5.0 million hospital-based healthcare professionals that work in the nation's approximately 5,000 acute-care hospitals are required by federal mandates and accrediting bodies to complete training in a number of areas. This training includes safety training mandated by both the Occupational Safety and Health Administration (OSHA) and The Joint Commission (an independent, not-for-profit organization that accredits and certifies healthcare organizations and programs in the United States), as well as training on patient information confidentiality required under the Health Insurance Portability and Accountability Act (HIPAA).

In hospitals, staffing issues and personnel shortages have also contributed to the need for facility based workforce development as well as additional assessment and competency based training. For example, the American Hospital Association's (AHA) report "Workforce 2015: Strategy Trumps Shortage" (January 2010) estimates that the shortfall of physicians in 2020 will be approximately 109,000 and the shortage of registered nurses in 2025 will be the equivalent of 260,000 full-time employees. We believe that offering training and education for hospital personnel is increasingly being utilized as a retention and recruitment incentive.

Many healthcare professionals use continuing education to keep abreast of the latest developments and meet licensing and certification requirements. Continuing education is required for nurses, emergency medical services personnel, first responder personnel, radiologic personnel, and physicians. Pharmaceutical and medical device companies must also provide their medical industry sales representatives with training mandated for the healthcare industry and training for new products. Such companies also provide support and content for education and training of audiences that use their products in healthcare organizations.

A large portion of the nation's hospitals utilize research and survey tools to gain insight about patients' experiences, to assess workforce competency and engagement, to determine the status of physician relations, and to measure the perceptions about the hospitals in the communities they serve. Industry-wide interest is increasing in research due in part, to the CAHPS® (Consumer Assessment of Healthcare Providers and Systems) Hospital Survey launched by CMS in partnership with the Agency for Healthcare Research and Quality (AHRQ). Hospitals must submit data to CMS for certain required quality measures—which for inpatients includes the CAHPS® Hospital Survey—in order to receive the full market basket increase to their reimbursement payment rates from CMS. Hospitals that fail to submit this survey data will incur a reduction of two percentage points in the inpatient market basket update amount for the following federal fiscal year. We are designated as a certified vendor for and offer CAHPS® Hospital Survey services.

The healthcare education industry is highly fragmented, varies significantly in delivery methods (*i.e.*, online products, live events, written materials, and manikins for simulation-based training), and is composed of a wide variety of entities competing for customers. The sheer volume of healthcare information available to satisfy continuing education needs, rapid advances in medical developments, and the time constraints that healthcare professionals face make it difficult to quickly and efficiently access the continuing education content most relevant to an individual's practice or profession. Historically, healthcare professionals have received continuing education and training through offline publications, such as medical journals or by attending conferences and seminars. In addition, other healthcare workers and pharmaceutical and medical device manufacturers' sales and internal regulatory personnel usually fulfill their training from external vendors or internal training departments. While these approaches satisfy the ongoing education and training requirements, they are typically costly and inconvenient. In addition, live courses are often limited in the breadth of offerings and do not provide a method for tracking training completion. The results of these traditional methods, both from a business and compliance standpoint, are difficult to track and measure. While hospitals and health systems occasionally survey their patients, physicians, and employees using their own internal resources, the practice is limited since they do not typically possess the valuable comparative benchmarking data that is available from independent survey research vendors.

Finally, the hospital industry continues to operate under intense pressure to reduce costs as a result of reductions in government reimbursement rates and increased focus on cost containment consistent with participation of patients in managed care programs. In addition, hospitals, as well as pharmaceutical and medical device companies, continue to experience rising operating costs, coupled with increased pressure to measure and report on the outcomes of the dollars spent on training. Our products and services are designed to meet these needs by reducing healthcare organizations' costs of training while improving learning outcomes, enhancing reporting capabilities, and supporting customers' business objectives.

HEALTHSTREAM'S SOLUTIONS

HealthStream's products and services are organized into two segments -- HealthStream Learning & Talent Management (formerly referenced as HealthStream Learning) and HealthStream Research -- that collectively help healthcare organizations meet their ongoing training, education, assessment, competency management, and compliance needs. We provide our learning, talent management, and research solutions to a wide range of customers within the healthcare industry.

HealthStream Learning & Talent Management— Within HealthStream Learning & Talent Management, we bring training, assessment, talent development, and talent management solutions together with administrative and management tools on our platform through our HLC, HCC, and HPC. We also offer a more streamlined version of the HLC, HealthStream Express™, along with HealthStream Connect, a content delivery platform that is designed for the singular purpose of allowing access to our extensive content libraries. These content libraries allow HLC customers to subscribe to a wide array of additional courseware. Additionally, through our Hospital Direct capability—also on our platform, medical device companies can offer online training support for their products and sponsor continuing education directly to healthcare workers.

Our learning management system supports healthcare administrators in configuring training to meet the precise needs of various groups of employees, modifying training materials, and documenting training completion. As of December 31, 2012, 3.1 million healthcare professionals had contracted subscriptions for our Internet-based HLC services, which include 2.94 million subscribers already implemented and 162,000 subscribers in the process of implementation. Pricing for the HLC is subscription based, with fees based on the number of subscribers, courseware provided, and other factors. We offer training, implementation, and account management services to facilitate adoption of our products. Fees for training are based on the time and efforts of the personnel involved. Implementation fees vary based on the size, scope, and complexity of the project. Offered via a SaaS model, our Internet-based platform and our courseware are hosted in a central data center that allows authorized subscribers Internet access to our services, thereby eliminating the need for onsite local implementations of installed learning management products.

Other Applications on our Platform—In addition to the HLC, we offer an array of other applications on our platform, each serving a unique function for hospitals and health systems. Each application on our platform is SaaS-based and has its own value proposition and revenue stream.

- The Authoring Center is a platform extension that provides healthcare organizations the capability to create Internet-based courses by moving their existing course material online or self-authoring new material and electively sharing these materials with our other customers through a courseware exchange. We also offer Authoring Pro, an upgraded product which includes a licensed image library, as an additional subscription to this product. Team Author, a collaborative authoring application, was launched in 2012. Pricing for these products is subscription based, with fees based on the number of subscribers and level of penetration of services within the customer organization.

- The HealthStream Competency Center™ (HCC) is our SaaS-based platform extension for competency management for healthcare organizations, which provides customers tools to assess competency and appraise performance. Competency assessment is a requirement of hospitals and healthcare organizations for maintaining accreditation based on requirements from The Joint Commission to evaluate, document, and report performance competencies. We believe that the HCC offers an effective means of determining which competencies are associated with each position and evaluating and documenting competency assessments.

- The HealthStream Performance Center™ (HPC) is our SaaS-based platform extension for performance management for healthcare organizations, which provides an automated, paperless performance appraisal process. The HPC was launch in March of 2012. We believe the HPC offers an effective means of streamlining the performance appraisal process, which tends to increase completion rates and consistency with all aspects of hospitals' workforce appraisal processes.

- SimCenter®—which is a suite of applications—was announced in January 2011. We formed a collaborative arrangement, named SimVentures, with Laerdal Medical in 2010 to offer products and services aimed at accelerating the global adoption of simulation-based learning by healthcare providers with a focus on improving clinical competencies and patient outcomes. The venture offers healthcare organizations and medical and nursing schools worldwide a range of fully integrated SaaS applications that accelerate development and distribution of simulation content; enable enterprise-wide management of simulation centers, simulators, and programs; and support assessment of the effectiveness of simulation training as part of complete curricula. SimStore®, one segment of our collaborative arrangement with Laerdal, began operations in the first quarter of 2011 and our new simulation management platform, SimManager, was launched in early 2012. SimView, our new debriefing system for simulation-based training, also was launched in early 2012.

- The HealthStream Improvement Center™ is a SaaS-based platform extension related to our research offering. This extension is an online system for hospital leaders to optimize and accelerate the execution of improvement plans, including those based on results from our patient, employee, physician, and community surveys. The Improvement Center, a licensed technology, is one of a number of solutions from HealthStream Research that include a comprehensive line of survey products, national benchmarks, HCAHPS Improvement Library, consulting services, and other support tools.

HealthStream Research— HealthStream Research complements HealthStream Learning & Talent Management's product and service offerings by providing hospital-based customers with Patient Insights™, Employee Insights™, Physician Insights™, and Community Insights™ surveys, data analyses of survey results, and other research-based measurement tools. Our services are designed to provide thorough analyses with insightful recommendations for change; benchmarking capability using our comprehensive databases; and consulting services to identify solutions for our customers based on their survey results. Clients are able to access and analyze their survey results data through Insights Online™, our secure web-based reporting platform. Our survey and research solutions focus on providing statistically valid data to assist our customers with their decision making related to their organization's performance improvement objectives. In addition to collecting and reporting data, we provide analysis and consulting to help customers understand their survey results and the underlying impact on their business. It is with this insight that healthcare organizations are able to develop plans for improved performance that can be delivered through our learning solutions. Pricing for these services is based on the survey type, delivery method, size of the survey instrument, sample size, frequency of survey cycles, and other factors.

BUSINESS COMBINATIONS

We acquired Decision Critical, Inc. (DCI) in June 2012 and Sy.Med Development, Inc. (Sy.Med) in October 2012. For additional information regarding these acquisitions, please see Note 5 of the Consolidated Financial Statements and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

CUSTOMERS

We provide our learning, talent management, and research solutions to customers across a broad range of entities within the healthcare industry, including healthcare organizations (including government entities) and pharmaceutical and medical device companies. We derive a substantial portion of our revenues from a relatively small number of customers, although no single customer represented more than 10 percent of our revenues during 2012, 2011, or 2010. Examples of customers that have purchased or contracted for products and services from HealthStream include: HCA, Inc., Tenet Healthcare Corporation, Catholic Health Initiatives, Community Health Systems, Inc., Lifepoint Hospitals, Inc., and Ardent Health Services, LLC.

SALES AND MARKETING

We market our products and services primarily through our direct sales teams, our consultants, and our account relationship managers, who are based at our corporate headquarters in Nashville, Tennessee and in our additional offices located in Laurel, Maryland and Brentwood, Tennessee, as well as remote home office sales locations. As of December 31, 2012, our HealthStream Learning & Talent Management sales and relationship management personnel consisted of 71 employees—of which 62 carried sales quotas—and our HealthStream Research sales and consultant personnel consisted of 29 employees—of which 14 carried sales quotas. Our geographically dispersed field sales organization is divided into teams focused on selling our learning and talent management products, and a separate sales team focused on selling our research products. In addition to sales professionals, we also employ strategic account personnel that manage our largest customer relationships as well as account relationship managers and consultants who work to develop and expand relationships, including contract renewals.

We conduct a variety of marketing programs to promote our products and services, including product catalogs, user groups—including our annual customer Summit, trade shows, online promotion and demonstrations, telemarketing campaigns, public relations, distribution of product-specific literature, direct mail, and advertising.

Over most of the last eleven years, we have hosted a conference in Nashville for our customers known as the "Summit." We have utilized this client conference to reach out to existing and potential customers and business partners, provide training and educational services, and to demonstrate our new and existing product offerings. We have marketing teams that are responsible for these initiatives and for working with and supporting our product management and sales teams. At December 31, 2012, our marketing personnel consisted of 15 employees.

OPERATIONS

We believe our ability to establish and maintain long-term customer relationships, adoption of our products and services, recurring sales, and development and maintenance of new and existing products are dependent on the strength of our operations, customer service, product development and maintenance, training, and other support teams. As of December 31, 2012, these personnel consisted of approximately 157 employees for our Learning & Talent Management segment and approximately 274 employees for our Research segment, of which 169 employees worked in our interviewing center. Our Learning & Talent Management operations team consists of personnel associated with customer support, implementation services, product development and maintenance, training, and project management. Our Research operations team consists of personnel associated with phone interviewing, distributing and processing paper-based survey instruments, data analysis and reporting of survey results, and project management.

TECHNOLOGY MANAGEMENT

Our services are designed to be reliable, secure, and scalable. Our software is a combination of proprietary and commercially available software and operating systems. Our software supports hosting and management of content, publication of our web sites, execution of courseware, registration and tracking of users, collection, sampling, and analysis of survey data, and reporting of information for both internal and external use. We designed the platforms that provide our services to allow each component to be independently scaled by adding commercially available hardware and a combination of commercially available and proprietary software components.

Our software applications, servers, and network infrastructure that deliver the majority of our services are hosted by third-party data center providers. Our primary data center is located at a tier-four rated hosting facility in Chicago, Illinois, and our disaster recovery data center is hosted by a separate provider located in Franklin, Tennessee. Both of our providers maintain our equipment in secure, limited access environments, supported by redundant power, environmental conditioning, and network connectivity. Our providers' hosting centers are connected to the Internet through multiple, redundant, high-speed fiber optic circuits. The transactional systems supporting the data collection for our survey products are located in secure, limited access environments located at our Nashville, Tennessee and Laurel, Maryland offices and feed our core business intelligence platforms supporting our survey products located at our primary hosting facility in Chicago. Company personnel monitor all servers, networks, and systems on a continuous basis. Together with our providers, we employ several levels of enterprise firewall systems and data abstraction to protect our databases, customer information, and courseware library from unauthorized access. All of our production data located in our Chicago data center is backed up in real time to our disaster recovery data center. Monthly snap-shots of our data are stored off-site with a third-party data storage provider.

COMPETITION

In addition to the competing healthcare education delivery methods in the industry, we also have direct competitors. In the learning and talent management business, a number of companies offer competitive learning management products and talent management modules to the healthcare industry. We compete with companies such as Cornerstone OnDemand, Healthcare Source, Oracle, SABA, SAP, and SumTotal Systems that provide their services to multiple industries, including healthcare. During 2012, SAP and Oracle gained greater presence in this market by way of acquisitions; SAP acquired SuccessFactors and Oracle acquired TALEO. We also compete with large medical publishers that have operating units that offer learning management systems that focus on healthcare, such as Reed Elsevier Group's MC Strategies. In the survey business, we see competition from large nationally recognized survey research firms such as Avatar International, Gallup, National Research Corporation, Press Ganey Associates, Professional Research Consultants, Inc., and others. Our survey business also experiences direct competition from vendors who provide survey research services to other industries including Kenexa, which is now owned by IBM, and Foresight, which is now owned by TNS Global. Finally, in our simulation business, we compete with B-Line Medical, CAE/Meti, and EMS.

We believe our learning and talent management solutions, which include both products and services that facilitate training, assessment and development for healthcare professionals, a wide assortment of courseware, a mechanism for measuring satisfaction and/or other results, and the ability to provide all our services on a single platform over the Internet, provide us with a competitive advantage. In our survey research business, we believe our large proprietary database of survey results, technology infrastructure designed to automate the processing of survey results, proprietary core survey instruments and action plan development methodology, and our ability to quickly deliver relevant online courseware targeted at addressing survey related findings provide us with a competitive advantage. In our simulation business, our SimCenter™ products enable simulation centers to purchase courseware online, manage students and resources, and provide a debriefing capability in an integrated manner. Built on the HLC platform and with our collaborative arrangement with Laerdal Medical, a world leader in simulation equipment, we believe we have a competitive advantage in this area. We believe that the principal competitive factors affecting the marketing of our learning, talent management, and research solutions to the healthcare industry include:

- features of the HLC product, including reporting, management functionality, ability to manage a variety of events or modalities, courseware assignment, curriculum management, scalability, and the ability to track utilization and results;
- scope and variety of Internet-based learning courseware available, including mandated content for OSHA, The Joint Commission, patient safety, and HIPAA requirements, competency-based content, courseware scenarios that drive simulators, courseware that provides CPR certification, as well as the ability of our customers to create and host their own web-enabled courseware;
- our singular focus on the healthcare industry and our deep healthcare expertise;
- scope and quality of professional services offered, including survey execution, implementation, benchmarking, training and the expertise and technical knowledge of the customers' employees;
- competitive pricing, which supports a return on investment to customers when compared to other alternative delivery methods;
- customer service and support;
- effectiveness of sales and marketing efforts; and
- company reputation.

Collectively, we believe these capabilities provide us with the ability to improve the quality of healthcare by assessing and developing the people who deliver care.

GOVERNMENT REGULATION OF THE INTERNET AND THE HEALTHCARE INDUSTRY

Regulation of the Internet and the Privacy and Security of Personal Information

The laws and regulations that govern our business change rapidly. For example, the United States government and the governments of some states and foreign countries have attempted to regulate activities on the Internet. The following are some of the evolving areas of law that are relevant to our business:

- *Privacy and Security Laws.* Current and proposed federal, state and foreign privacy and security regulations and other laws restricting the collection, use, security and disclosure of personal information could limit our ability to collect information or use and disclose the information in our databases or derived from other sources to generate revenues. It may be costly to implement security or other measures designed to comply with any new legislation. For example, the American Recovery and Reinvestment Act of 2009 (ARRA) expanded the application of certain HIPAA privacy and security requirements to apply directly to us as a business associate of our customers. On January 25, 2013, the United States Department of Health and Human Services (HHS) issued implementing regulations, and we may incur substantial costs to comply with these regulations. Compliance is generally required by September 23, 2013.
- *Content Regulation.* Both foreign and domestic governments have adopted and proposed laws governing the content of material transmitted over the Internet. These include laws relating to obscenity, indecency, libel and defamation. We could be liable if content delivered by us violates these regulations.

- *Information Security Accountability Regulation.* As a business associate of our customers, we are required to report certain breaches of protected health information to our customers, which must in turn notify affected individuals, HHS and, in certain situations involving large breaches, the media. HHS recently issued regulations that create a presumption that all non-permitted uses or disclosures of unsecured, protected health information are breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. In addition, we are subject to certain state laws that relate to privacy or the reporting of security breaches. For example, California has enacted legislation requiring disclosure of security breaches involving personal information and medical information. We may incur costs to comply with these security requirements. Because many of these laws are new and there is little guidance related to many of these laws, it is difficult to estimate the cost of our compliance with these laws. Further, Congress has considered bills that would require companies to engage independent third parties to audit the companies' computer information security. If the Company is required to report a breach of security or if one of the Company's customers is required to report a breach of security by the Company, the Company's business could be negatively impacted.

- *Sales and Use Tax.* Through December 31, 2012, we collected sales, use or other taxes on taxable transactions in all states in which we have employees or have a significant level of sales activity. While HealthStream expects that this approach is appropriate, other states or foreign jurisdictions may seek to impose tax collection obligations on companies like us that engage in online commerce. If they do, these obligations could limit the growth of electronic commerce in general and limit our ability to profit from the sale of our services over the Internet.

Laws and regulations directly applicable to content regulation, e-commerce, Internet communications, and the privacy and security of personal information are becoming more prevalent. Congress continues considering laws regarding Internet taxation. The dynamic nature of this regulatory environment increases the uncertainty regarding the marketplace impact of such regulation. The enactment of any additional laws or regulations may increase our cost of conducting business or otherwise harm our business, financial condition and operating results.

Regulation of Education, Training and Other Services for Healthcare Professionals

Occupational Safety and Health Administration (OSHA). OSHA regulations require employers to provide training to employees to minimize the risk of injury from various potential workplace hazards. Employers in the healthcare industry are required to provide training with respect to various topics, including blood borne pathogens exposure control, laboratory safety and tuberculosis infection control. OSHA regulations require employers to keep records of their employees' completion of training with respect to these workplace hazards.

The Joint Commission. The Joint Commission mandates that employers in the healthcare industry provide certain workplace safety and patient interaction training to employees. Training required by The Joint Commission may include programs on infection control, patient bill of rights, radiation safety, and incident reporting. Healthcare organizations are required to provide and document training on these topics to receive accreditation from The Joint Commission. In addition, The Joint Commission imposes continuing education requirements on physicians that relate to each physician's specific staff appointments.

Health Insurance Portability and Accountability Act (HIPAA). HIPAA regulations require certain organizations, including most healthcare providers and health plans, to adopt safeguards regarding the use and disclosure of health-related information. HIPAA regulations also require these organizations to provide reasonable and appropriate safeguards to protect the privacy, integrity and confidentiality of individually identifiable healthcare information. These healthcare organizations are required to establish, maintain and provide training with regard to their policies and procedures for protecting the integrity and confidentiality of individually identifiable healthcare information. Healthcare organizations are required to document training on these topics to support their compliance. ARRA expanded the application of certain HIPAA privacy and security requirements to apply directly to companies (known as business associates) that provide services to certain healthcare organizations. Under the regulations that implement these ARRA requirements, business associates and their subcontractors may be directly subject to criminal and civil sanctions for violations of HIPAA privacy security standards.

The American Nurses Credentialing Center (ANCC). ANCC, a subsidiary of the American Nurses Association (ANA), provides individuals and organizations throughout the nursing profession with the resources they need to achieve practice excellence. ANCC's internationally renowned credentialing programs certify nurses in specialty practice areas; recognize healthcare organizations for promoting safe, positive work environments through the Magnet Recognition Program® and the Pathway to Excellence® Program; and accredit providers of continuing nursing education. In addition, ANCC's Institute for Credentialing Innovation® offers an array of informational and educational services and products to support its core credentialing programs. ANCC certification exams validate nurses' skills, knowledge, and abilities. More than a quarter million nurses have been certified by ANCC since 1990. More than 80,000 advanced practice nurses are currently certified by ANCC. The ANCC Magnet Recognition Program® recognizes healthcare organizations that provide the very best in nursing care and professionalism in nursing practice. The program also provides a vehicle for disseminating best practices and strategies among nursing systems. The ANCC Magnet Recognition Program is the gold standard for nursing excellence. The Pathway to Excellence® Program recognizes the essential elements of an optimal nursing practice environment. The designation is earned by healthcare organizations that create work environments where nurses can flourish. The award substantiates the professional satisfaction of nurses and identifies best places to work.

Continuing Nursing Education (CNE). State nurse practice laws are usually the source of authority for establishing the state board of nursing requirements. The state board of nursing establishes the state's CNE requirements for professional nurses. CNE credits are provided through accredited providers that have been approved by the ANCC Commission on Accreditation and/or the state board of nursing. CNE requirements vary widely from state to state. Thirty-two states require registered nurses to certify that they have accumulated a minimum number of CNE credits in order to maintain their licenses. In some states, the CNE requirement only applies to re-licensure of advance practice nurses, or additional CNEs may be required of this category of nurses. Required CNE ranges from 12 to 50 credits annually, with reporting generally on a bi-annual basis. Board certifications (e.g., CNOR – certification of perioperative nursing) also require CNE credits, with certain percentages required in specific categories based on the certification type. We are an accredited provider of CNE by the ANCC.

Continuing Medical Education (CME). State licensing boards, professional organizations and employers require physicians to certify that they have accumulated a minimum number of continuing medical education hours to maintain their licenses. Generally, each state's medical practice laws authorize the state's board of medicine to establish and track CME requirements. Forty-eight state medical licensing boards currently have CME requirements, as well as Puerto Rico, Guam, and the U.S. Virgin Islands. The number of CME hours required by each state ranges from 12 to 50 hours per year. Other sources of CME requirements are state medical societies and practice specialty boards. The failure to obtain the requisite amount and type of CME could result in non-renewal of the physician's license to practice medicine and/or membership in a medical or practice specialty society. The American Medical Association's (AMA) Physician Recognition Award certificate (PRA) is widely accepted as proof of participation in CME. The AMA classifies continuing medical education activities as either Category 1, which includes formal CME activities, or Category 2, which includes most informal activities. Sponsors want to designate CME activities for *AMA PRA Category 1 Credit*™ because this has become the benchmark for quality in formally organized educational activities. Most agencies nationwide that require CME participation specify *AMA PRA Category 1 Credit*™. Only institutions and organizations accredited to provide CME can designate an activity for *AMA PRA Category 1 Credit*™. The Accreditation Council for Continuing Medical Education (ACCME) is responsible for awarding accreditation status to state medical societies, medical schools, and other institutions and organizations that provide CME activities for a national audience of physicians. Only institutions and organizations are accredited. The ACCME and state medical societies do not accredit or approve individual activities. State medical societies, operating under the aegis of the ACCME, accredit institutions and organizations that provide CME activities primarily for physicians within the state or bordering states. We are an accredited provider of CME by the ACCME.

Centers for Medicare & Medicaid Services (CMS). CMS has articulated a vision for health care quality—*the right care for every person every time*. To achieve this vision, CMS is committed to care that is safe, effective, timely, patient-centered, efficient, and equitable. Value-based purchasing (VBP), which links payment more directly to the quality of care provided, is a strategy that can help to transform the current payment system by rewarding providers for delivering high quality, efficient clinical care. Through a number of public reporting programs, demonstration projects, pilot programs, and voluntary efforts, CMS has launched VBP initiatives in hospitals, physician offices, nursing homes, home health services, and dialysis facilities. Further, pursuant to the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010 (collectively, ACA), CMS is implementing a number of initiatives designed to link payments to quality and efficiency, including a VBP program for inpatient hospital services.

Consumer Assessment of Healthcare Providers and Systems (CAHPS). CMS has partnered with AHRQ to develop a standardized survey instrument and data collection methodology for measuring patients' perspectives on hospital care. The intent of the survey is to produce comparable data on the patients' perspectives to allow consumer-based comparisons between hospitals, align incentives to drive hospitals to improve their quality of care, and increase the transparency of hospital reporting. Hospitals must submit data for certain required quality measures—which for inpatients includes the CAHPS® Hospital Survey—in order to receive the full market basket increase to their reimbursement payment rates from CMS. While hospital participation is voluntary, hospitals that fail to submit this survey data will incur a reduction of two percentage points in the inpatient market basket update amount for the following federal fiscal year. We have received certified vendor designation and will continue to offer CAHPS® Hospital Survey services. In addition, we are a certified vendor approved to offer CAHPS® Home Health Care Survey used to measure the experiences of people receiving home health care from Medicare-certified home health agencies. We also offer CAHPS® Clinician and Group Survey used to measure patient experiences with health care providers and staff in doctor's offices.

Medicare and Medicaid Electronic Health Records (EHR) Incentive Programs. The Medicare and Medicaid EHR Incentive Programs provide incentive payments to eligible professionals, eligible hospitals and critical access hospitals (CAHs) as they adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. By putting into action and meaningfully using an EHR system, providers will reap benefits beyond financial incentives–such as reduction in errors, availability of records and data, reminders and alerts, clinical decision support, and e-prescribing/refill automation.

Allied Disciplines. Various allied health professionals are required to obtain continuing education to maintain their licenses. For example, emergency medical services personnel may be required to acquire up to 20 continuing education hours per year, all or a portion of which can be fulfilled online. These requirements vary by state and depend on the classification of the employee.

Other Continuing Education. We are also an accredited provider of continuing education and continuing pharmacy education by the Association of Surgical Technologists, Inc. (AST) and the Accreditation Council for Pharmacy Education (ACPE), respectively.

Regulation of Educational Program Sponsorship and Support

The Office of Inspector General (OIG) issued Compliance Program Guidance for Pharmaceutical Manufacturers in April 2003 and issued Compliance Program Guidance for the Durable Medical Equipment, Prosthetics, Orthotics, and Supply Industry in July 1999 (collectively, the Guidelines). These documents include guidelines related to continuing educational activities supported by pharmaceutical and medical device companies. The Guidelines already have and may continue to affect the type and extent of commercial support we receive for our continuing education activities. The trade associations for the pharmaceutical and medical device industries (PhRMA and AdvaMed, respectively) have also promulgated their own codes of ethics. In January 2009, the PhRMA code of ethics was updated, and AdvaMed made changes to its code of ethics that became effective in July 2009. These changes placed further restrictions on the interactions between industry and health care professionals. The AMA has established its own code of ethics regarding Gifts to Physicians from Industry to provide standards of conduct for the medical profession. The Company follows the rules and guidelines provided by ACCME, ANCC, and other continuing education accrediting bodies to ensure that its continuing education programming is free from commercial bias and consistent with the Guidelines.

In March 2010, ACA became law. ACA requires manufacturers of drugs, biological devices and medical supplies covered by Medicare, Medicaid, or the Children's Health Insurance Program to annually report to HHS payments or transfers of value, including educational programs, given by such manufacturers to physicians and teaching hospitals, with limited exceptions. On February 8, 2013, CMS issued a final rule implementing this provision of ACA. Manufacturers will be required to report the physician's name, business address and national provider identifier as well as other information including the value, date, form and nature of what is offered. Manufacturers subject to the rule are required to begin collecting information beginning August 1, 2013, with the first reporting deadline set for March 31, 2014. CMS will release the 2013 reported data on a public website by September 30, 2014. Manufacturers that do not meet the reporting obligations will be subject to significant monetary penalties.

The U.S. Food and Drug Administration (FDA) and the Federal Trade Commission (FTC)

Current FDA and FTC rules and enforcement actions and regulatory policies or those that the FDA or the FTC may develop in the future could have a material adverse effect on our ability to provide existing or future applications or services to our end users or obtain the necessary corporate sponsorship to do so. The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials, including direct-to-consumer prescription drug and medical device advertising, prepared by, or for, pharmaceutical, biotechnology or medical device companies. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising. Generally, regulated companies must limit their advertising and promotional materials to discussions of the FDA-approved claims and, in limited circumstances, to a limited number of claims not approved by the FDA. Therefore, any information that promotes the use of pharmaceutical or medical device products that is presented with our services is subject to the full array of the FDA and FTC requirements and enforcement actions. We believe that banner advertisements, sponsorship links and any educational programs that lack independent editorial control that we may present with our services could be subject to FDA or FTC regulation. While the FDA and the FTC place the principal burden of compliance with advertising and promotional regulations on the advertiser, if the FDA or FTC finds that any regulated information presented with our services violates FDA or FTC regulations, they may take regulatory action against us or the advertiser or sponsor of that information. In addition, the FDA may adopt new regulatory policies that more tightly regulate the format and content of promotional information on the Internet.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws; confidentiality agreements and procedures with employees, consultants and other third parties; license agreements with consultants, vendors and customers; and use reasonable measures designed to control access to our software, documentation and other proprietary information. We own federal trademark and service mark registrations for the marks "HEALTHSTREAM", "HOSPITAL DIRECT", "OR PROTOCOL", "INSIGHT INTO ACTION", "QUALITY CHECK", "SIMCENTER" and "SIMSTORE." We also have obtained registration of the "HEALTHSTREAM" mark in certain other countries. Applications for several trademarks are currently pending. However, there can be no assurance that we will be successful in obtaining registration of other trademarks for which we have applied.

The courseware that we license to our customers is developed through a combination of license agreements with publishers and authors, assignments and work-for-hire arrangements with third parties, and development by employees. We require publishers, authors and other third parties to represent and warrant that their content does not infringe on or misappropriate any third-party intellectual property rights and that they have the right to provide their content and have obtained all third-party consents necessary to do so. Our publishers, authors and other third parties also agree to indemnify us against certain liability we might sustain due to the content they provide.

If a third party asserts a claim that we have infringed its patents or other intellectual property, we may be required to redesign our products or enter into royalty or licensing agreements. In addition, we license technologies from third parties for incorporation into our services. Royalty and licensing agreements with these third parties may not be available on terms acceptable to us, if at all. Additionally, the steps we have taken to protect our intellectual property and proprietary rights may not be adequate. Third parties may infringe or misappropriate our intellectual property. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our products or services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

AVAILABLE INFORMATION

The Company files reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports from time to time. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site at http://www.sec.gov that contains the reports, proxy and information statements, and other information filed electronically. Our website address is www.healthstream.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge through our website, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

OUR EMPLOYEES

As of December 31, 2012, we employed 496 full-time and 91 part-time persons, including approximately 169 employees in our interviewing center. Our success will depend in large part upon our ability to attract and retain qualified employees. We face competition in this regard from other companies, but we believe that we maintain good relations with our employees. We are not subject to any collective bargaining agreements.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a brief summary of the business experience of each of the executive officers of the Company. Officers of the Company are elected by the Board of Directors and serve at the pleasure of the Board of Directors. The following table sets forth certain information regarding the executive officers of the Company:

Name	Age	Position
Robert A. Frist, Jr.	45	Chief Executive Officer, President and Chairman of the Board of Directors
Jeffrey S. Doster	48	Senior Vice President and Chief Technology Officer
Gerard M. Hayden, Jr.	58	Senior Vice President and Chief Financial Officer
Arthur E. Newman	64	Executive Vice President
J. Edward Pearson	50	Senior Vice President and Chief Operating Officer
Michael Sousa	44	Senior Vice President

Robert A. Frist, Jr., one of our co-founders, has served as our chief executive officer and chairman of the board of directors since 1990 and president since 2001. Mr. Frist is the company's chief operating decision maker. He graduated with a Bachelor of Science in business with concentrations in finance, economics and marketing from Trinity University.

Jeffrey S. Doster joined the Company in May 2008 as senior vice president and chief technology officer. From November 2006 to May 2008, he served as principal at The Altus Group LLC, a business consulting company. He earned undergraduate degrees in both Economics and Business Administration from Towson University, as well as a Master of Business Administration from Loyola College, in Maryland.

Gerard M. Hayden, Jr. joined the Company as senior vice president and chief financial officer in May 2008. From April 2007 to May 2008, he served as executive vice president and chief financial officer of MedAvant Healthcare Solutions, a healthcare transaction processing company. He earned a Bachelor of Arts from the University of Notre Dame and a Master of Science from Northeastern University. Mr. Hayden served on the Company's Board of Directors and was a member of the Audit Committee from September 2006 to May 2008.

Arthur E. Newman joined the Company in January 2000, and is currently our Executive Vice President. Previously he served as our chief financial officer and senior vice president from January 2000 to March 2006. He holds a Bachelor of Science in chemistry from the University of Miami and a Master of Business Administration from Rutgers University.

J. Edward Pearson joined the Company in June 2006 as senior vice president, responsible for our survey and research business and was named president of HealthStream Research™ during 2007 and Chief Operating Officer in 2011. He earned a Bachelor of Business Administration in accounting from Middle Tennessee State University.

Michael Sousa joined the company in October 2004, and was promoted to senior vice president in January 2010. He previously served as vice president for the Company, with responsibilities for our strategic accounts program. He earned a Bachelor of Science degree from Boston College and a Master of Business Administration from Boston University.

Item 1A. *Risk Factors*

We believe that the risks and uncertainties described below and elsewhere in this document are the principal material risks facing the Company as of the date of this report. In the future, we may become subject to additional risks that are not currently known to us. Our business, financial condition or results of operations could be materially adversely affected by any of the following risks and by any unknown risks. The trading price of our common stock could decline due to any of the following risks or any unknown risks.

Risks Related to Our Business Model

We may be unable to effectively execute our growth strategy which could have an adverse effect on our business and competitive position in the industry.

Our business strategy includes increasing our market share and presence through sales to new customers, additional sales to existing customers, introductions of new products and services, and maintaining strong relationships with our existing customers. Some of the risks that we may encounter in executing our growth strategy include:

- expenses, delays and difficulties of identifying and developing new products or services and integrating such new products or services into our existing organization;
- inability to leverage our operational and financial systems sufficiently to support our growth;
- inability to generate sufficient revenue from new products to offset investment costs;
- inability to effectively identify, manage and exploit existing and emerging market opportunities;
- inability to maintain our existing customer relationships;
- increased competition from new and existing competitors;
- lengthy sales cycles, or customers delaying purchasing decisions due to economic conditions;
- reduced spending within the training, information and education departments of hospitals within our target market; and
- failure of the market for training, information and education in the healthcare industry to grow to a sufficient size or at a sufficient rate.

If any of these risks are realized, our business, and our competitive position in the industry, could suffer.

We may be unable to effectively identify, complete or integrate the operations of future acquisitions, joint ventures, collaborative arrangements or other growth investments.

As part of our growth strategy, we actively review possible acquisitions, joint ventures, collaborative arrangements or growth investments that complement or enhance our business. We may not be able to identify, complete or integrate the operations of future acquisitions, joint ventures, collaborative arrangements or other growth investments. In addition, if we finance acquisitions, joint ventures, collaborative arrangements or other growth initiatives by issuing equity securities, our existing shareholders may be diluted which could affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions and investments, our business prospects may be seriously harmed. Some of the risks that we may encounter in implementing our acquisition, joint venture, collaborative arrangement or growth investment strategies include:

- expenses, delays or difficulties in identifying and integrating acquired companies or joint venture operations, collaborative arrangements or other growth investments into our organization;
- inability to retain personnel associated with acquisitions, joint ventures, collaborative arrangements or other growth investments;
- diversion of management's attention from other initiatives and/or day-to-day operations to effectively execute our growth strategy; and
- inability to generate sufficient revenue, profit, and cash flow from acquisitions, joint ventures, collaborative arrangements or other growth investments to offset our investment costs.

Our ability to accurately forecast revenue for certain products and services may be hindered by customer scheduling.

As revenues from our subscription business continue to increase, a larger portion of our revenues will be predictable; however, quarterly performance may be more subject to fluctuations. Our HealthStream Research products and services are typically contracted by healthcare organizations for multi-year terms, but the frequency, sample size, and timing of survey cycles can vary from quarter to quarter and year to year. The contract structure for some Research products gives customers latitude about when to initiate a survey, which can affect quarterly or annual revenue forecasts. Also, other project-based products, such as certain content development, and professional services, are subject to the customers' involvement in the provision of the product or service. The timing and magnitude of these project-based product and service contracts may vary widely from quarter to quarter and year to year, and thus may affect our ability to accurately forecast quarterly and annual financial performance.

Our ability to accurately forecast revenue may be affected by lengthy and widely varying sales cycles.

The period from our initial contact with a potential customer and their first purchase of our solution typically ranges from three to nine months, and in some cases has extended much further. The range in the sales cycle can be impacted by multiple factors, including an increasing trend towards more formal request for proposal processes and more competition within our industry, as well as formal budget timelines which impact timing of purchases by target customers. New products tend to have a longer and more unpredictable revenue ramp period. As a result of these factors, we have only limited ability to forecast the timing and type of initial sales. This, in turn, makes it more difficult to forecast quarterly and annual financial performance.

We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, technical, marketing, or other resources.

Several of our competitors and many potential competitors have longer operating histories and significantly greater financial, technical, marketing, or other resources than we do. We encounter direct competition from both large and small e-learning companies and other companies focused on training and talent management in the healthcare industry. We also face competition from larger survey and research companies. Given the profile and growth of the healthcare industry and the growing need for education, training, simulation, research, and information, it is likely that additional competitors will emerge. We believe we maintain a competitive advantage against our competitors by offering a comprehensive array of products and services; however, our lack of market diversification resulting from our concentration on the healthcare industry may make us susceptible to losing market share to our competitors who also offer a complete e-learning solution to a cross-section of industries. These companies may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Further, most of our customer agreements are for terms ranging from one to four or five years, with no obligation to renew. The short terms of these agreements may enable customers to more easily shift to one of our competitors.

The failure to maintain and strengthen our relationships with strategic partners or significant changes in the terms of the agreements we have with them may have an adverse impact on our ability to successfully market our products and services.

We have entered into contracts with other companies, including content, technology, and retail channel vendors. Our ability to increase the sales of our products and services depends in part upon maintaining and strengthening relationships with these current and future strategic partners. Most of these contracts are on a non-exclusive basis. Certain strategic partners may offer products and services from multiple distinct companies, including, in some instances, products or services which may compete with our products and services. Moreover, under contracts with some of our strategic partners, we may be bound by provisions that restrict our ability to market and sell our products and services to certain potential customers. The success of these contractual arrangements will depend in part upon the strategic partners' own competitive, marketing, and strategic considerations, including the relative advantages of using alternative products being developed and marketed by them or our competitors.

We cannot guarantee that we will be able to maintain and strengthen our relationships with strategic partners, that we will be successful in effectively integrating such partners' products and technology into our own, or that such relationships will be successful in generating additional revenue. If any of these strategic partners are unsuccessful in their involvement with our products and services, or seek to amend the financial or other terms of the contracts we have with them, we will need to broaden our efforts to increase focus on the types of services and solutions they sell and alter our development, integration, and/or distribution strategies, which may divert our planned efforts and resources from other projects.

Lastly, we could be subject to claims and liability, as a result of the activities, products, or services of these strategic partners. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive, time-consuming and result in suspension of certain offerings to our clients and/or adverse publicity that could harm our business.

We may not be able to retain proper distribution rights from our content partners, and this could affect projected growth in courseware subscription revenue.

Most of our agreements with content providers are for initial terms of two to three years. The content partners may choose not to renew their agreements with us or may terminate the agreements early if we do not fulfill our contractual obligations. If a significant number of our content providers terminate or fail to renew their agreements with us on acceptable terms, it could result in a reduction in the number of courses we are able to distribute, causing decreased revenues. Most of our agreements with our content partners are non-exclusive, and our competitors offer, or could offer, training and continuing education content that is similar to or the same as ours. If publishers and authors, including our current content partners, offer information to users or our competitors on more favorable terms than those offered to us, or increase our license fees, our competitive position and our profit margins and prospects could be harmed. In addition, the failure by our content partners to deliver high-quality content and to revise their content in response to user demand and evolving healthcare advances and trends could result in customer dissatisfaction and inhibit our ability to attract and retain subscribers of our courseware offerings.

We may not be able to develop new products and services, or enhancements to our existing products and services, or be able to achieve widespread acceptance of new products, services or features, or keep pace with technological developments.

Our growth strategy depends in part on our ability to generate revenue growth through sales to new customers as well as increasing sales of additional courseware subscriptions and other products and services to existing customers. Our identification of additional features, content, products and services may not result in timely development of complementary products. In addition, the success of certain new products and services may be dependent on continued growth in our base of Internet-based customers and we are not able to accurately predict the volume or speed with which old and new customers will adopt such new products and services. Because healthcare training continues to change and evolve, we may be unable to accurately predict and develop new products, features, content and other products to address the needs of the healthcare industry. Further, the new products, services and enhancements we develop may introduce significant defects into or otherwise negatively impact our core software platforms. While all new products and services are subject to testing and quality control, all software and software-based services are subject to errors and malfunctions. If we release new products, services and/or enhancements with bugs, defects or errors or that cause bugs, defects or errors in existing products, it could result in lost revenues, reduced ability to meet contractual obligations and would be detrimental to our business and reputation. If new products, features, or content are not accepted or integrated by new or existing customers, we may not be able to recover the cost of this development and our financial performance will be harmed. Continued growth of our Internet-based customer population is dependent on our ability to continue to provide relevant products and services in a timely manner. The success of our business will depend on our ability to continue providing our products and services as well as enhancing our courseware, product and service offerings that address the needs of healthcare organizations.

We may be unable to continue to license our third party software, on which a portion of our product and service offerings rely, or we may experience errors in this software, which could increase our costs and decrease our revenue.

We use technology components in some of our products that have been licensed from third parties. Future licenses to these technologies may not be available to us on commercially reasonable terms, or at all. The loss of or inability to obtain or maintain any of these licenses could result in delays in the introduction of new products and services or could force us to discontinue offering portions of our learning management or survey and research solutions until equivalent technology, if available, is identified, licensed and integrated. The operation of our products would be impaired if errors occur in third party technology or content that we incorporate, and we may incur additional costs to repair or replace the defective technology or content. It may be difficult for us to correct any errors in third party products because the products are not within our control. Accordingly, our revenue could decrease and our costs could increase in the event of any errors in this technology. Furthermore, we may become subject to legal claims related to licensed technology based on product liability, infringement of intellectual property or other legal theories.

Financial Risks

A significant portion of our revenue is generated from a relatively small number of customers.

We derive a substantial portion of our revenues from a relatively small number of customers. A termination of our agreements with any of our significant customers or a failure of these customers to renew their contracts on favorable terms, or at all, could have a material adverse effect on our business.

A significant portion of our business is subject to renewal each year. Therefore, renewals have a significant impact on our revenue and operating results.

For the year ended December 31, 2012, approximately 70% of our net revenue was derived from our Internet-based subscription products. Our Internet-based HLC customers have no obligation to renew their subscriptions for our products or services after the expiration of the subscription agreement, and in fact, some customers have elected not to renew their subscription. In addition, our customers may renew at a lower pricing or activity level. During the year ended December 31, 2012, we renewed 99.5% of the annual HLC contract value up for renewal and 98.7% of the subscribers which were up for renewal. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including but not limited to their dissatisfaction with our service, pricing or competitive product offerings. If we are unable to renew a substantial portion of the contracts that are up for renewal or maintain our pricing, our revenue could be adversely affected, which would have a material adverse affect on our results of operations and financial position. HealthStream Research product and service contracts typically range from one to three years in length, and customers are not obligated to renew their contract with us after their contract expires. If our customers do not renew their arrangements for our services, or if their activity levels decline, our revenue may decline and our business will suffer.

We may be unable to accurately predict the timing of revenue recognition from sales activity as it is often dependent on achieving certain events or performance milestones, and this inability could impact our operating results.

Our ability to recognize revenue is dependent upon several factors including the transfer of customer-specific information such as unique subscriber IDs, which are required for us to implement customers on our Internet-based learning and talent management platform. Accordingly, if customers do not provide us with the specified information in a timely manner, our ability to recognize revenue will be delayed, which could adversely impact our operating results. In addition, completion and acceptance by our customers of developed content and courseware must be achieved, survey responses must be received and tabulated, and utilization of courseware is required in connection with subscription Internet-based learning and talent management products for us to recognize revenue.

Because we recognize revenue from subscriptions for our products and services over the term of the subscription period, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize approximately 70% of our revenue from customers monthly over the terms of their subscription agreements, which have initial contract terms ranging from one to four or five years. As a result, much of the revenue we report in each quarter is related to subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscription agreements in any one quarter will not necessarily be fully reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect this reduced revenue. Accordingly, the effect of significant downturns in sales and market acceptance of our products and services may not be fully reflected in our results of operations until future periods. Additionally, our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term. Finally, the majority of costs associated with our sales cycles are incurred up front before revenue recognition commences, and therefore periods of strong sales performance may increase our costs in the near term negatively affecting our financial performance.

We may not be able to meet our strategic business objectives unless we obtain additional financing, which may not be available to us on favorable terms, or at all.

We expect our current cash and investment reserves, revolving credit facility, and cash flows from operations to be sufficient to meet our cash requirements through at least 2013. However, we may need to raise additional funds in order to:

- develop new, or enhance existing, services or products;
- respond to competitive pressures;
- finance working capital requirements;
- acquire complementary businesses, technology, content or products; or
- otherwise effectively execute our growth strategy.

At December 31, 2012, we had approximately $93.3 million in cash, cash equivalents, and marketable securities. We also have up to $20.0 million of availability under a revolving credit facility, subject to certain covenants, which expires in July 2014. We expect to incur between $9.0 and $10.0 million of capital expenditures, software development and content purchases during 2013. We continue to actively review possible business acquisitions that would complement or enhance our products and services. We may not have adequate cash and investments or availability under our revolving credit facility to consummate one or more of these acquisitions. The capital markets have been experiencing extreme volatility and disruption, and we cannot assure you that if we need additional financing that it will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund expansion, take advantage of available opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders may be reduced.

We have significant goodwill and identifiable intangible assets recorded on our balance sheet that may be subject to impairment losses that would reduce our reported assets and earnings.

As of December 31, 2012, our balance sheet included goodwill of $29.3 million and identifiable intangible assets of $8.8 million. There are inherent uncertainties in the estimates, judgments and assumptions used in assessing recoverability of goodwill and intangible assets. Economic, legal, regulatory, competitive, reputational, contractual, and other factors could result in future declines in the operating results of our business units or market value declines that do not support the carrying value of goodwill and identifiable intangible assets. If the value of our goodwill and/or intangible assets is impaired, accounting rules require us to reduce their carrying value and report an impairment charge, which would reduce our reported assets and earnings for the period in which an impairment is recognized.

The current uncertain economic environment may have a negative impact on our customers and us which could have a significant impact on our revenue, operating results and financial condition.

It is difficult to predict the full magnitude and duration of the current uncertain economic environment and its related impact on our customers, suppliers and our company. For example, our customers may experience fluctuations or declines in their business and as a consequence, some customers may choose to invest less in information technology assets for their business which, in turn, could have an impact on us. The potential negative effects on us include, but are not limited to, reductions in our renewal and revenue growth rates, shorter contract terms, pricing pressures, and delays in payments from customers that increase our accounts receivable resulting in a deterioration of our cash flow and working capital position. We continue to monitor general economic conditions, however, and depending on the severity and/or duration of any economic downturn, these circumstances could have a material adverse effect on our revenue, results from operations and financial condition.

We may not be able to demonstrate compliance with Sarbanes-Oxley Section 404 in a timely manner, and the correction of any deficiencies identified during upcoming annual audits may be costly and could harm our business.

Sarbanes-Oxley Section 404 requires our management to report on, and requires our independent public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. The rules governing the standards to be met are complex and will require significant process review, documentation and testing, as well as possible remediation efforts for any identified deficiencies. This process of review, documentation, testing and remediation will result in increased expenses and require significant attention from management and other internal and external resources. Any material weaknesses identified during this process may preclude us from asserting the effectiveness of our internal controls. This may negatively affect our stock price if we cannot effectively remediate the issues identified in a timely manner.

Changes in generally accepted accounting principles (GAAP) and other accounting regulations and interpretations could require us to delay recognition of revenue and/or accelerate the recognition of expenses, resulting in lower earnings.

While we believe we correctly account for and recognize revenue and expenses, any changes in GAAP or other accounting regulations and interpretations concerning revenue and expense recognition could decrease our revenue or increase our expenses. Changes to regulations concerning revenue recognition could require us to alter our current revenue accounting practices and cause us to either defer revenue into a future period, or to recognize lower revenue in a current period. Likewise, changes to regulations concerning expense recognition could require us to alter our current expense accounting practices and cause us to defer recognition of expense into a future period, or to recognize increased expenses in a current period. Changes to either revenue recognition or expense recognition accounting practices could affect our financial performance.

Risks Related to Sales, Marketing and Competition

Our operating margins could be affected if our ongoing refinement to pricing models for our products and services is not accepted by our customers and the market.

Over the past few years we have implemented several changes, and we continue to make changes, in our pricing and our product and service offerings to increase revenue and to meet the needs of our customers. We cannot predict whether our current pricing and products and services, or any ongoing refinements we make will be accepted by our existing customer base or by prospective customers. If our customers and potential customers decide not to accept our current or future pricing or product and service offerings, it could have a material adverse effect on our business.

Risks Related to Operations

We may be unable to adequately develop our systems, processes and support in a manner that will enable us to meet the demand for our services.

We have provided our online products and services since 1999 and continue to develop our ability to provide our courseware, learning and talent management systems, and research systems on both a subscription and transactional basis over the Internet. Our future success will depend on our ability to effectively develop and maintain the infrastructure, including procurement of additional hardware and software, and implement the services, including customer support, necessary to meet the demand for our products and services. Our inability from time to time to successfully develop the necessary systems and implement the necessary services on a timely basis has resulted in our customers experiencing some delays, interruptions and/or errors in their service. Such delays or interruptions may cause customers to become dissatisfied with our service and move to competing providers of traditional and online training and education services. If this happens, our revenue and reputation could be adversely affected, which would have a material adverse effect on our financial condition.

Our business operations could be significantly disrupted if we lose members of, or fail to integrate, our management team.

Our future performance is substantially dependent on the continued services of our management team and our ability to retain and motivate them. The loss of the services of any of our officers or senior managers could harm our business, as we may not be able to find suitable replacements. We do not have employment agreements with any of our key personnel, other than our chief executive officer, and we do not maintain any "key person" life insurance policies.

We may not be able to hire and retain a sufficient number of qualified employees and, as a result, we may not be able to effectively execute our growth strategy or maintain the quality of our services.

Our future success will depend on our ability to attract, train, motivate, and retain other highly skilled technical, managerial, marketing, customer support, and survey personnel. Competition for certain personnel is intense, especially for developers, web designers and sales personnel, and we may be unable to successfully attract sufficiently qualified personnel. We have in the past and continue to experience difficulty hiring qualified personnel in a timely manner for these positions. The pool of qualified technical personnel, in particular, is limited in Nashville, Tennessee, where our headquarters are located. Our interviewing center is located in Laurel, Maryland, and we may experience difficulty in maintaining and recruiting qualified individuals to perform these services. We will also need to maintain or increase the size of our staff to support our anticipated growth, without compromising the quality of our offerings or customer service. Our inability to locate, hire, integrate and retain qualified personnel in sufficient numbers may reduce the quality of our services and impair our ability to grow.

We may not be able to upgrade our hardware and software technology infrastructure quickly enough to effectively meet demand for our services.

We must continue to obtain reasonably priced, commercially available hardware and operating software as well as continue to enhance our software to accommodate the increased use of our platform and increased courseware in our library. Decisions about hardware and software enhancements are based in part on estimated forecasts of the growth in demand for our services. This growth in demand for our services is difficult to forecast and the potential audience for our services is widespread and dynamic. If we are unable to increase the data storage and processing capacity of our systems at least as fast as the growth in demand, our customers may encounter delays or disruptions in their service. Unscheduled downtime could harm our business and also could discourage current and potential customers from using or continuing to use our services and reduce future revenue.

Our network infrastructure and computer systems and software may fail.

An unexpected event (including but not limited to a telecommunications failure, fire, earthquake, or other catastrophic loss) at our Internet service providers' facilities or at our on-site data facility could cause the loss of critical data and prevent us from offering our products and services for an unknown period of time. System downtime could negatively affect our reputation and ability to sell our products and services and may expose us to significant third-party claims. Our business interruption insurance may not adequately compensate us for losses that may occur. In addition, we rely on third parties to securely store our archived data, house our web server and network systems and connect us to the Internet. While our service providers have planned for certain contingencies, the failure by any of these third parties to provide these services satisfactorily and our inability to find suitable replacements would impair our ability to access archives and operate our systems and software.

We may lose users and lose revenue if our security measures fail.

If the security measures that we use to protect customer or personal information are ineffective, we may lose users of our services, which could reduce our revenue, tarnish our reputation, and subject us to significant liability. We rely on security and authentication technology licensed from third parties. With this technology, we perform real-time credit card authorization and verification, as well as the encryption of other selected secure customer data. We cannot predict whether these security measures could be circumvented by new technological developments. Further, the audit processes and controls used within our production platforms may not be sufficient to identify and prevent errors or deliberate misuse. In addition, our software, databases and servers may be vulnerable to computer viruses, physical or electronic attacks and similar disruptions. We may need to spend significant resources to protect against security breaches or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

We may experience errors in our software products that administer and report on hospital performance, and these errors could result in action taken against us that could harm our business.

Certain survey data collected and reported by us, such as the survey data included as part of our CAHPS® Hospital survey is used by CMS to determine, in part, the amount of reimbursement payments to hospitals, and any errors in data collection, survey sampling, or statistical reporting could result in reduced reimbursements to our hospital customers if we are unable to correct these errors, and this could, in turn, result in litigation against us. Further, this survey data reported to CMS is then published by CMS to the general public, and any errors we experience that result in incorrect scoring on our hospital customer may result in damage to that hospital's reputation, and the hospital may in turn bring litigation against us. We may be required to indemnify against such claims, and defending against any such claims could be costly, time consuming and could negatively affect our business.

Risks Related to Government Regulation, Content and Intellectual Property

Government regulation may subject us to liability or require us to change the way we do business.

The laws and regulations that govern our business change rapidly. Evolving areas of law that are relevant to our business include privacy and security laws, proposed encryption laws, content regulation, information security accountability regulation, and sales and use tax laws and regulations and attempts to regulate activities on the Internet. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. These uncertainties make it difficult to ensure compliance with the laws and regulations governing or impacting our business. These laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business. In addition, certain laws mandate that our customers contractually require us to protect the privacy and security of certain personal and health related information. If we fail to abide by these required contractual provisions, our customers may terminate their contracts with us. In addition, ARRA expanded the application of certain of the HIPAA privacy and security regulations to apply directly to business associates including us. Violations of HIPAA privacy and security regulations may result in civil and criminal penalties. Further, ARRA has increased these penalties and strengthened other enforcement provisions of HIPAA, which may result in increased enforcement activity. HHS has published a final rule that implements many of these ARRA provisions that become effective March 26, 2013. The final rule will likely require amendments to existing agreements with our customers and subcontractors by September 23, 2013, except that existing business associate agreements may qualify for an extended compliance date of September 23, 2014.

We may not be able to maintain our certification to conduct CMS mandated surveys, and this could adversely affect our business.

Our survey product offerings include providing survey services to assist customers in their compliance with CMS regulations. We are currently designated by CMS as a certified vendor to offer CAHPS® Hospital Surveys and CAHPS® Home Health Care Surveys, including data collection and submission services. If we are unable to maintain these certifications, or secure certifications for future CMS mandated surveys, we would not be able to administer these survey instruments for our customers and our business may suffer.

Any reduction or change in the regulation of continuing education and training in the healthcare industry may adversely affect our business.

Our business model is dependent in part on required training and continuing education for healthcare professionals and other healthcare workers resulting from regulations of state and federal agencies, state licensing boards and professional organizations. Any change in these regulations that reduce the requirements for continuing education and training for the healthcare industry could harm our business. In addition, a portion of our business with pharmaceutical and medical device manufacturers and hospitals is predicated on our ability to maintain accreditation status with organizations such as the ACCME, ANCC, and ACPE. The failure to maintain status as an accredited provider could have a detrimental effect on our business.

We may be liable to third parties for content that is available from our online library.

We may be liable to third parties for the content in our online library if the text, graphics, software or other content in our library violates copyright, trademark, or other intellectual property rights, our content partners violate their contractual obligations to others by providing content to our library, or the content does not conform to accepted standards of care in the healthcare profession. We attempt to minimize these types of liabilities by requiring representations and warranties relating to our content partners' ownership of the rights to distribute as well as the accuracy of their content. We also take necessary measures to review this content ourselves. Although our agreements with our content partners in most instances contain provisions providing for indemnification by the content providers in the event of inaccurate content, our content partners may not have the financial resources to meet this obligation. Alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs, and diverting management's attention away from our business.

Protection of certain intellectual property may be difficult and costly, and we may be unable to protect our intellectual property.

Despite our efforts to protect our intellectual proprietary rights, a third party could, without authorization, copy or otherwise misappropriate our content, information from our databases, or other intellectual property. Our agreements with employees, consultants and others who participate in development activities could be breached and result in our trade secrets becoming known, or our trade secrets and other intellectual property could be independently developed by competitors. We may not have adequate remedies for such breaches or protections against such competitor developments. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and effective intellectual property protection may not be available in those jurisdictions. We currently own several applications and registrations for trademarks and domain names in the United States and other countries as well as certain common law trademarks and service marks. The current system for registering, allocating and managing domain names has been the subject of litigation and proposed regulatory reform. Additionally, legislative proposals have been made by the federal government that would afford broad protection to owners of databases of information, such as stock quotes. This protection of databases already exists in the European Union.

Our business could be harmed if unauthorized parties infringe upon or misappropriate our intellectual property, proprietary systems, content, platform, services or other information. Our efforts to protect our intellectual property through copyright, trademarks and other controls may not be adequate. For instance, we may not be able to secure trademark or service mark registrations for marks in the United States or in foreign countries, or to secure patents for our proprietary products and services, and even if we are successful in obtaining patent and/or trademark registrations, these registrations may be opposed or invalidated by a third party.

There has been substantial litigation in the computer and online industries regarding intellectual property assets, particularly patents. Third parties may claim infringement by us with respect to current and future products, trademarks or other proprietary rights, and we may counterclaim against such third parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, divert management's attention, cause product release delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our business, financial condition and operating results. Such royalty and licensing agreements may not be available on terms acceptable to us, if at all.

We may be liable for infringing the intellectual property rights of others.

Our competitors may develop similar intellectual property, duplicate our products and/or services, or design around any patents or other intellectual property rights we hold. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the patents, intellectual property or other proprietary rights of third parties, which could be time consuming and costly and have an adverse effect on our business and financial condition. Intellectual property infringement claims could be made against us, especially as the number of our competitors grows. These claims, even if not meritorious, could be expensive and divert our attention from operating our company and result in a temporary inability to use the intellectual property subject to such claim. In addition, if we and/or our affiliates and customers become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and develop comparable non-infringing intellectual property, to obtain a license, or to cease providing the content or services that contain the infringing intellectual property. We may be unable to develop non-infringing intellectual property or obtain a license on commercially reasonable terms, if at all.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our principal office is located in Nashville, Tennessee. Our lease for approximately 61,000 square feet at this location expires in April 2017. The lease provides for a two-year renewal option with rates increasing during the renewal period. We are leasing approximately 19,000 square feet of office space in Laurel, Maryland. The lease expires in March 2014 and provides for a two-year renewal option. We are leasing approximately 6,000 square feet of office space in Brentwood, Tennessee, and the lease expires in October 2015. We are also leasing approximately 3,000 square feet of office space in Austin, Texas, and the lease expires in December 2013.

Item 3. ***Legal Proceedings***

None.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The following table sets forth, for each quarter of the two most recent years, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market under the ticker symbol HSTM:

	Common Stock Price			
	2012		2011	
	High	Low	High	Low
First Quarter	$ 24.05	$ 16.48	$ 8.13	$ 6.76
Second Quarter	26.22	20.72	13.27	7.55
Third Quarter	30.47	23.27	14.37	10.33
Fourth Quarter	30.53	22.28	18.80	11.47

As of February 21, 2013, there were 109 registered holders and 6,497 beneficial holders of our common stock. Because many of such shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain earnings for use in the operation of our business.

See the table labeled "Securities Authorized for Issuance Under Equity Compensation Plans" to be contained in the 2013 Proxy Statement, incorporated by reference in Part III, Item 12 of this Annual Report on Form 10-K.

STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock since December 31, 2007, with the cumulative total return of companies on the NASDAQ Composite Index and the NASDAQ Computer & Data Processing Index over the same period (assuming the investment of $100 in our common stock, the NASDAQ Composite Index and the NASDAQ Computer & Data Processing Index on December 31, 2007 (for our stock and the indices) and reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (1)
Among HealthStream, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index



$800
$700
$600
$500
$400
$300
$200
$100
$0
HealthStream, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

	12/07	12/08	12/09	12/10	12/11	12/12
HealthStream, Inc.	100.00	66.57	112.86	229.71	527.14	694.57
NASDAQ Composite	100.00	59.03	82.25	97.32	98.63	110.78
NASDAQ Computer & Data Processing	100.00	57.50	90.39	98.29	95.15	106.83

(1) $100 invested on 12/31/2007 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

RECENT SALES OF UNREGISTERED SECURITIES

None.

ISSUER PURCHASES OF EQUITY SECURITIES

None.

Item 6. ***Selected Financial Data***

The selected statement of income and balance sheet data for the past five years are derived from our audited consolidated financial statements. You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report.

HealthStream acquired DCI on June 29, 2012 and Sy.Med on October 19, 2012. Both DCI and Sy.Med's results of operations are included within our consolidated statement of income effective June 30, 2012 and October 20, 2012, respectively. Revenues may be subject to fluctuations as discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report. During 2012, 2011, and 2010, we recorded a tax provision of approximately \$5.9 million, \$4.4 million and \$2.9 million, respectively. During 2009 and 2008 we recognized portions of our deferred tax assets through the reversal of the valuation allowance, resulting in deferred income tax benefits of approximately \$9.1 million and \$0.4 million, respectively. As a result of these factors, the annual results presented below are not comparable. The operating results for any single year are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31, (in thousands, except per share data)				
	2012	2011	2010	2009	2008
STATEMENT OF INCOME DATA:					
Revenues, net	$ 103,732	$ 82,066	$ 65,754	$ 57,398	$ 51,600
Total operating costs and expenses	90,273	70,728	58,695	52,276	49,118
Income from operations	13,459	11,338	7,059	5,122	2,482
Net income	$ 7,645	$ 6,944	$ 4,154	$ 13,972	$ 2,855
Net income per share – basic	$ 0.29	$ 0.31	$ 0.19	$ 0.65	$ 0.13
Net income per share – diluted	$ 0.28	$ 0.29	$ 0.18	$ 0.64	$ 0.13
Weighted average shares of common stock outstanding – basic	26,128	22,445	21,767	21,458	21,707
Weighted average shares of common stock outstanding – diluted	27,507	23,748	22,488	21,838	22,204
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 41,365	$ 76,904	$ 17,868	$ 12,287	$ 4,107
Marketable securities – short and long term	51,952	12,548	5,703	--	--
Goodwill and intangible assets	38,104	23,104	23,991	24,938	25,885
Working capital	83,259	78,631	19,524	10,714	1,148
Total assets	174,528	154,237	82,011	71,002	52,797
Deferred revenue	23,146	22,759	16,740	12,234	10,202
Long-term debt and capital leases, net of current portion	--	--	--	4	320
Shareholders' equity	132,196	120,915	56,791	51,821	36,763

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion of the financial condition and results of operations of HealthStream should be read in conjunction with "Selected Financial Data" and HealthStream's Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. HealthStream's actual results may differ significantly from the results discussed and those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under "Risk Factors" and elsewhere in this report.

OVERVIEW

We provide Internet-based learning, talent management and research solutions for healthcare organizations—all designed to assess and develop the people that deliver patient care which, in turn, supports the improvement of business and clinical outcomes. Our learning and talent management products are used by healthcare organizations to meet a broad range of their training, certification, assessment and development needs, while our research products provide our customers information about patients' experiences, workforce engagement, physician relations, and community perceptions of their services. HealthStream's customers include healthcare organizations, pharmaceutical and medical device companies, and other participants in the healthcare industry. Our customer base includes approximately 3,000 healthcare organizations (predominately acute-care facilities) throughout all 50 states.

Revenues for the year ended December 31, 2012 were approximately $103.7 million compared to $82.1 million for the year ended December 31, 2011, an increase of 26.4%. Operating income increased by 18.7% to $13.5 million for 2012, compared to $11.3 million for 2011. Net income increased by 10.1% to $7.6 million for 2012, compared to $6.9 million for 2011. Earnings per share (EPS) was $0.28 per share (diluted) for 2012 compared to $0.29 per share (diluted) for 2011. Revenues from HealthStream Learning & Talent Management grew by 35.3%, or $20.5 million, and revenues from HealthStream Research grew by 4.9%, or $1.2 million. We had approximately 3.1 million contracted subscribers, of which approximately 2.94 million were fully implemented subscribers on our Internet-based HLC platform at December 31, 2012. During 2012, we renewed approximately 683,000 subscribers, representing a 98.7% renewal rate for the subscribers up for renewal, and a 99.5% renewal rate based on the annual contract value up for renewal. As of December 31, 2012 our cash and investment balances approximated $93.3 million, and we maintained full availability under our $20.0 million revolving credit facility.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

We recognize revenues from our Internet-based learning and talent management products and courseware subscriptions based on a per person subscription basis, and in some cases on a per license basis. Our fees are based on the size of the facilities' or organizations' employee user population and the service offerings to which they subscribe. Revenue is recognized ratably over the service period of the underlying contract. Revenues associated with online training are recognized over the term of the subscription period or over the historical usage period, if usage typically differs from the subscription period. All other service revenues are recognized as the related services are performed or products are delivered.

Revenues derived from the license of installed software products, associated with the Sy.Med products, are recognized upon shipment or installation of the software. Software support and maintenance revenues are recognized ratably over the term of the related agreement.

Revenues from survey and research services are recognized when survey results are delivered to customers via either Internet-based reporting throughout the survey period or by providing final survey results once all services are complete. A significant portion of revenues for survey and reporting services that are provided through the use of Internet-based reporting methodologies are recognized using the proportional performance method, reflecting recognition throughout the service period which corresponds with the survey cycle and reporting access by the customer, which typically ranges from one to five months. If survey results are delivered to the customer after all services have been completed, then the corresponding revenues are recognized in full in the period such results are provided to the customer. All other revenues are recognized as the related services are performed or products are delivered to the customer. Revenues for these services can be subject to seasonal factors based on customers' requirements that can impact the timing, frequency, and volume of survey cycles.

Revenues from professional services include content maintenance, consulting, and implementation services. Fees are based on the time and efforts involved, and revenue is recognized upon completion of performance milestones using the proportional performance method.

We offer training services for clients to facilitate integration of our Internet-based products. Fees for training are based on the time and efforts of the personnel involved. Basic online training is generally included in the initial contract; however, incremental training is fee based and revenues are generally recognized upon completion of training services.

We expect to continue to generate revenues by marketing our Internet-based products and our survey and research services through healthcare organizations. We expect that the portion of our revenues related to services provided via our Internet-based learning and talent management products will increase in absolute dollar amounts. Specifically, we will seek to generate revenues from healthcare workers by marketing to their employers or sponsoring organizations. The fees we charge for courseware resulting from this marketing is typically paid by either the employer or sponsoring organization.

Accounting for Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities measured at tax rates that will be in effect for the year in which the differences are expected to affect taxable income. Management periodically assesses the realizability of its deferred tax assets, and to the extent that we believe a recovery is not likely, we establish a valuation allowance to reduce the deferred tax asset to the amount we estimate will be recoverable. The Company maintains a valuation allowance of approximately $1.1 million for the portion of its deferred tax assets which are related to the portion of our NOLs associated with deductions for stock option exercises.

Software Development Costs

Software development includes our costs to develop and maintain our products and applications, including our Internet-based learning and talent management products and our survey reporting applications. Once planning is completed and development begins, we capitalize internal costs and payments to third parties associated with the development efforts where the life expectancy is greater than one year and the anticipated cash flows are expected to exceed the cost of the related asset. During 2012 and 2011, we capitalized approximately $4.4 million and $6.1 million, respectively, for software development. Such amounts are included in the accompanying consolidated balance sheets under the caption "capitalized software development." We amortize capitalized software development costs over their expected life, which is generally one to five years. Capitalized software development costs are subject to a periodic impairment review in accordance with our impairment review policy.

In connection with software development, our significant estimates involve the assessment of the development period for new products, as well as the expected useful life of underlying software or product created. Once capitalized, software development costs are subject to the policies and estimates described below regarding goodwill, intangibles and other long-lived assets.

Goodwill, Intangibles and Other Long-lived Assets
The Company evaluates goodwill for impairment at the reporting unit level by assessing whether it is more likely than not that the fair value of a reporting unit exceeds its carrying value. If this assessment concludes that is more likely than not that the fair value of a reporting unit exceeds its carrying value, then goodwill is not considered impaired and no further impairment testing is required. Conversely, if the assessment concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a goodwill impairment test is performed to compare the fair value of the reporting unit to its carrying value. The Company determines fair value of the reporting units using both income and market based models. Our models contain significant assumptions and accounting estimates about discount rates, future cash flows and terminal values that could materially affect our operating results or financial position if they were to change significantly in the future and could result in an impairment. We perform our goodwill impairment assessment whenever events or changes in facts or circumstances indicate that impairment may exist and also during the fourth quarter each year. Intangible assets and other long-lived assets are also reviewed for events or changes in facts and circumstances, both internally and externally, which may indicate an impairment is present. We measure any impairment using observable market values or discounted future cash flows from the related long-lived assets. The cash flow estimates and discount rates incorporate management's best estimates, using appropriate and customary assumptions and projections at the date of evaluation.

Allowance for Doubtful Accounts
We estimate the allowance for doubtful accounts using both a specific and non-specific identification method. Management's evaluation includes reviewing past due accounts on a case-by-case basis, and determining whether an account should be reserved, based on the facts and circumstances surrounding each potentially uncollectible account. An allowance is also maintained for accounts not specifically identified that may become uncollectible in the future. Uncollectible accounts are written-off in the period management believes it has exhausted every opportunity to collect payment from the customer. Bad debt expense is recorded when events or circumstances indicate an additional allowance is necessary based on our specific and non-specific identification approach. Our allowance for doubtful accounts totaled approximately $142,000 as of December 31, 2012.

Stock Based Compensation
We recognize compensation expense using a fair-value based method for costs related to share based payments including stock options. Measurement of such compensation expense requires significant estimation and assumptions; however, we believe that the Black Scholes option pricing model we use for calculating the fair value of our stock based compensation plans provides a reasonable measurement methodology using a framework that is widely adopted.

As of December 31, 2012, we have two stock incentive plans which qualified as stock based compensation plans. During the years ended December 31, 2012, 2011, and 2010, we recorded approximately $1.1 million, $788,000, and $664,000 of stock based compensation expense, respectively. We have historically granted stock options or restricted share units to our management group on an annual basis, or when new members of the management group begin their employment. We have historically granted stock options or restricted share units to members of our board of directors in conjunction with our annual shareholders meeting, or as new members are added on a pro rata basis based on the time elapsed since our annual shareholders' meeting. We expect to continue providing equity based awards to our management group and our board of directors for the foreseeable future. As of December 31, 2012, total future compensation cost related to non-vested awards not yet recognized was approximately $2.3 million net of estimated forfeitures, with a weighted average expense recognition period of 2.4 years. Future compensation expense recognition for new equity based award grants will vary depending on the timing and size of new awards granted, changes in the market price or volatility of our common stock, changes in risk-free interest rates, or if actual forfeitures vary significantly from our estimates.

RESULTS OF OPERATIONS

Revenues and Expense Components
The following descriptions of the components of revenues and expenses apply to the comparison of results of operations.

Revenues, net. Revenues for our HealthStream Learning & Talent Management business segment primarily consist of the following products and services: provision of services through our Internet-based HLC, authoring tools, a variety of courseware subscriptions, competency and performance appraisal tools, implementation and consulting services, content development, online sales training courses (RepDirect™), HospitalDirect®, SimVentures, and a variety of other educational activities to serve professionals that work within healthcare organizations. HealthStream Learning & Talent Management revenues also include products from the recent acquisitions of DCI and Sy.Med. Revenues for our HealthStream Research business segment consist of quality and satisfaction surveys, data analyses of survey results, and other research-based measurement tools focused on patients, employees, physicians, and other members of the community.

Cost of Revenues (excluding depreciation and amortization). Cost of revenues (excluding depreciation and amortization) consists primarily of salaries and employee benefits, stock based compensation, employee travel and lodging, materials, outsourced phone survey support, contract labor, hosting costs, and other direct expenses associated with revenues, as well as royalties paid by us to content providers based on a percentage of revenues. Personnel costs within cost of revenues are associated with individuals that facilitate product delivery, provide services, conduct, process and manage phone and paper-based surveys, handle customer support calls or inquiries, manage the technology infrastructure for our hosted applications, manage content and survey services, coordinate content maintenance services, and provide training or implementation services.

Product Development. Product development consists primarily of salaries and employee benefits, contract labor, stock based compensation, content acquisition costs before technological feasibility is achieved, costs associated with the development of content and expenditures associated with maintaining, developing and operating our training, delivery and administration platforms. In addition, product development expenses are associated with the development of new software feature enhancements and new products. Personnel costs within product development include our systems, application development, and quality assurance teams, product managers, and other personnel associated with content and product development.

Sales and Marketing. Sales and marketing consists primarily of salaries, commissions and employee benefits, stock based compensation, employee travel and lodging, advertising, trade shows, promotions, and related marketing costs. We host a national customer conference in Nashville known as "Summit," a portion of the costs of which are included in sales and marketing expenses. Personnel costs within sales and marketing include our HealthStream Learning & Talent Management and HealthStream Research sales teams, consultants, and marketing personnel.

Other General and Administrative Expenses. Other general and administrative expenses consist primarily of salaries and employee benefits, stock based compensation, employee travel and lodging, facility costs, office expenses, fees for professional services, business development and acquisition related costs, and other operational expenses. Personnel costs within general and administrative expenses include individuals associated with normal corporate functions (accounting, legal, human resources, administrative, internal information systems, and executive management) as well as personnel who maintain our accreditation status with various organizations.

Depreciation and Amortization. Depreciation and amortization consist of fixed asset depreciation, amortization of intangibles considered to have definite lives, amortization of content development fees, and amortization of capitalized software development.

Other Income (Expense), Net. The primary component of other income is interest income related to interest earned on cash, cash equivalents and investments in marketable securities. The primary component of other expense is interest expense related to our revolving credit facility.

2012 Compared to 2011

Revenues, net. Revenues increased approximately $21.7 million, or 26.4%, to $103.7 million for 2012 from $82.1 million for 2011. Revenues for 2012 consisted of $78.6 million, or 76% of total revenue, for HealthStream Learning & Talent Management and $25.2 million, or 24% of total revenue, for HealthStream Research. In 2011, revenues consisted of $58.1 million, or 71% of total revenue, for HealthStream Learning & Talent Management and $24.0 million, or 29% of total revenue, for HealthStream Research.

Revenues for HealthStream Learning & Talent Management increased $20.5 million, or 35.3%, over 2011. Revenues from our Internet-based subscription learning and talent management products increased by $17.6 million, or 32.2% over 2011 due to a higher number of subscribers and more courseware consumption by subscribers. Our HLC subscriber base increased by 14% during 2012 to 2.94 million fully-implemented subscribers at the end of 2012 compared to 2.57 million fully-implemented subscribers at the end of 2011. Additionally, we had a 13% increase in contracted subscribers, with 3.1 million contracted subscribers at December 31, 2012 compared to 2.75 million contracted subscribers at December 31, 2011. Revenues from project-based services increased by $1.5 million compared to the prior year period due to more engagements than the prior year. Revenues from SimVentures, our collaborative arrangement with Laerdal Medical, increased approximately $844,000 over the prior year period.

Revenues for HealthStream Research increased $1.2 million or 4.9%, over 2011. Revenues from Patient Insights™ surveys, our survey research product that generates recurring revenues, increased by $1.8 million, or 10.1%, over the prior year. Revenues from other surveys, which are conducted on annual or bi-annual cycles, declined by $633,000, or 10.5%, compared to the prior year due to fewer survey engagements.

Cost of Revenues (excluding depreciation and amortization). Cost of revenues increased approximately $10.6 million, or 34.1%, to $41.7 million for 2012 from $31.1 million for 2011. Cost of revenues as a percentage of revenues was 40.2% of revenues for 2012 compared to 37.9% of revenues for 2011. Cost of revenues for HealthStream Learning & Talent Management increased approximately $9.5 million to $28.4 million and approximated 36.1% and 32.4% of revenues for HealthStream Learning & Talent Management for 2012 and 2011, respectively. The increase is primarily associated with increased royalties paid by us resulting from growth in courseware subscription revenues, increased personnel expenses, and increased costs associated with project-based services. Cost of revenues for HealthStream Research increased approximately $1.0 million to $13.3 million and approximated 52.7% and 51.0% of revenues for HealthStream Research for 2012 and 2011, respectively. The increase is primarily the result of additional costs associated with the growth in patient survey volume over the prior year.

Product Development. Product development expenses increased approximately $1.1 million, or 15.2%, to $8.6 million for 2012 from $7.5 million for 2011. Product development expenses as a percentage of revenues were 8.3% and 9.1% of revenues for 2012 and 2011, respectively.

Product development expenses for HealthStream Learning & Talent Management increased approximately $1.1 million and approximated 9.0% and 10.2% of revenues for HealthStream Learning & Talent Management for 2012 and 2011, respectively. The decrease as a percentage of revenue is the result of the growth in revenues over the prior year period, while the increase in amount is due to additional personnel expenses associated with the maintenance of our platform, as well as working on new product development initiatives. Product development expenses for HealthStream Research increased approximately $4,000 and approximated 6.2% and 6.5% of revenues for HealthStream Research in 2012 and 2011, respectively.

Sales and Marketing. Sales and marketing expenses, including personnel costs, increased approximately $3.9 million, or 24.2%, to $19.9 million for 2012 from $16.0 million for 2011. Sales and marketing expenses were 19.2% and 19.5% of revenues for 2012 and 2011, respectively.

Sales and marketing expenses for HealthStream Learning & Talent Management increased approximately $3.2 million and approximated 17.9% and 18.7% of revenues for HealthStream Learning & Talent Management for 2012 and 2011, respectively. This expense increase is primarily due to additional personnel and related expenses, increased travel expenses, increased marketing spending, increased expenses for our annual customer Summit, and increased commissions associated with higher sales performance compared to the prior year period. Sales and marketing expenses for HealthStream Research increased approximately $687,000, and approximated 21.5% and 19.7% of revenues for HealthStream Research for 2012 and 2011, respectively. The expense increase was primarily due to additional personnel and related expenses and increased commissions.

Other General and Administrative Expenses. Other general and administrative expenses increased approximately $2.7 million, or 25.0%, to $13.5 million for 2012 from $10.8 million for 2011. Other general and administrative expenses as a percentage of revenues were 13.0% and 13.1% of revenues for 2012 and 2011, respectively.

Other general and administrative expenses for HealthStream Learning & Talent Management increased $644,000 over the prior year period primarily due to employee recruiting costs, rent, and other support costs, while other general and administrative expenses for HealthStream Research decreased $302,000 compared to the prior year period primarily due to lower personnel costs. The unallocated corporate portion of other general and administrative expenses increased $2.4 million over the prior year period, primarily associated with additional personnel, professional fees, stock based compensation expense, rent, franchise taxes, and other general expenses, as well as one-time expenses associated with the acquisitions of DCI and Sy.Med. During 2012, we incurred approximately $678,000 of costs associated with the completed acquisitions of DCI and Sy.Med, and other costs for evaluating potential transactions as part of our business development initiatives.

Depreciation and Amortization. Depreciation and amortization increased approximately $1.2 million, or 23.1%, to $6.7 million for 2012 from $5.4 million for 2011. The increase primarily resulted from amortization of capitalized software development assets and amortization of intangibles assets for DCI and Sy.Med within HealthStream Learning & Talent Management and depreciation expense associated with leasehold improvements to our Nashville, Tennessee office space.

Other Income (Expense), Net. Other income, net was approximately $118,000 for 2012 compared to $10,000 for 2011. The improvement over the prior year period was associated with higher interest income from investments in marketable securities.

Income Tax Provision. The Company recorded a provision for income taxes of $5.9 million for 2012 compared to $4.4 million for 2011. The Company's effective tax rate was 43.7% for 2012 compared to 38.8% for 2011. The increase in the effective tax rate primarily resulted from changes in certain state apportionment factor estimates, which resulted in a higher proportion of income subject to taxation in those states and a reduction in our state operating loss carryforwards.

Net Income. Net income increased approximately $701,000, or 10.1%, to $7.6 million for 2012 from $6.9 million for 2011. Earnings per diluted share (diluted) were $0.28 per share for 2012, compared to $0.29 per diluted share for 2011. A key factor impacting the comparison of EPS (diluted) for 2012 to EPS (diluted) for 2011 was the effect of additional shares of the Company's common stock outstanding that were issued during the Company's fourth quarter 2011 stock offering. The impact of the stock offering increased the weighted average outstanding share count by approximately 3.6 million shares for 2012 compared to 2011.

Adjusted EBITDA (which we define as net income before interest, income taxes, stock-based compensation, and depreciation and amortization) increased by 21.1% to approximately $21.2 million for 2012 compared to $17.5 million for 2011. This improvement is consistent with the factors mentioned above. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations for our reconciliation of this calculation to measures under US GAAP.

2011 Compared to 2010

Revenues, net. Revenues increased approximately $16.3 million, or 24.8%, to $82.1 million for 2011 from $65.8 million for 2010. Revenues for 2011 consisted of $58.1 million, or 71% of total revenue, for HealthStream Learning & Talent Management and $24.0 million, or 29% of total revenue, for HealthStream Research. In 2010, revenues consisted of $45.2 million, or 69% of total revenue, for HealthStream Learning & Talent Management and $20.6 million, or 31% of total revenue, for HealthStream Research.

Revenues for HealthStream Learning & Talent Management increased $12.9 million, or 28.6%, over 2010. Revenues from our Internet-based subscription learning and talent management products increased by $12.1 million, or 28.4% over 2010 due to a higher number of subscribers and more courseware consumption by subscribers. Our HLC subscriber base increased by 14% during 2011 to 2,572,000 fully-implemented subscribers at the end of 2011 compared to 2,250,000 fully-implemented subscribers at the end of 2010. Additionally, we had a 12% increase in contracted subscribers, with 2,749,000 contracted subscribers at December 31, 2011 compared to 2,450,000 contracted subscribers at December 31, 2010. Revenues from SimVentures, our collaborative arrangement with Laerdal Medical, were $824,000 during 2011, while there were no revenues during 2010.

Revenues for HealthStream Research increased $3.4 million, or 16.5%, over 2010. Revenues from Patient Insights™ surveys, our survey research product that generates recurring revenues, increased by $3.4 million, or 23.2%, over 2010. Revenues from other surveys, which are conducted on annual or bi-annual cycles, increased modestly over the prior year.

Cost of Revenues (excluding depreciation and amortization). Cost of revenues increased approximately $6.9 million, or 28.4%, to $31.1 million for 2011 from $24.2 million for 2010. Cost of revenues as a percentage of revenues was 37.9% of revenues for 2011 compared to 36.8% of revenues for 2010. Cost of revenues for HealthStream Learning & Talent Management increased approximately $5.3 million to $18.8 million and approximated 32.4% and 30.0% of revenues for HealthStream Learning & Talent Management for 2011 and 2010, respectively. The increase was primarily associated with increased royalties paid by us resulting from growth in courseware subscription revenues and from additional personnel expenses. Cost of revenues for HealthStream Research increased approximately $1.6 million to $12.2 million and approximated 51.0% and 51.8% of revenues for HealthStream Research for 2011 and 2010, respectively. The increase in amount was primarily the result of costs associated with the growth in patient survey volume over 2010 levels.

Product Development. Product development expenses increased approximately $484,000, or 6.9%, to $7.5 million for 2011 from $7.0 million for 2010. Product development expenses as a percentage of revenues were 9.1% and 10.6% of revenues for 2011 and 2010, respectively.

Product development expenses for HealthStream Learning & Talent Management increased approximately $423,000 and approximated 10.2% and 12.1% of revenues for HealthStream Learning & Talent Management for 2011 and 2010, respectively. The decrease as a percentage of revenue was the result of the growth in revenues over the prior year, while the increase in amount was due to additional personnel expenses associated with platform maintenance and new product development initiatives, including SimVentures. Product development expenses for HealthStream Research increased approximately $61,000 and approximated 6.5% and 7.3% of revenues for HealthStream Research for 2011 and 2010, respectively. The decrease as a percentage of revenue was the result of the growth in revenues over the prior year, while the increase in amount was due to additional personnel costs.

Sales and Marketing. Sales and marketing expenses, including personnel costs, increased approximately $2.9 million, or 22.7%, to $16.0 million for 2011 from $13.1 million for 2010. Approximately $627,000 of the increase resulted from the Summit, which occurred during the second quarter of 2011, but did not occur during 2010. Sales and marketing expenses approximated 19.5% and 19.9% of revenues for 2011 and 2010, respectively.

Sales and marketing expenses for HealthStream Learning & Talent Management increased $2.6 million and approximated 18.7% and 18.4% of revenues for HealthStream Learning & Talent Management for 2011 and 2010, respectively. This expense increase was primarily due to the Summit, additional personnel and related expenses, increased marketing spending, and increased commissions associated with better sales performance compared to the prior year. Sales and marketing expenses for HealthStream Research increased approximately $361,000, and approximated 19.7% and 21.2% of revenues for HealthStream Research for 2011 and 2010, respectively. The expense increase in amount for HealthStream Research resulted from the Summit and additional personnel and related expenses.

Other General and Administrative Expenses. Other general and administrative expenses increased approximately $1.2 million, or 12.3%, to $10.8 million for 2011 from $9.6 million for 2010. Other general and administrative expenses as a percentage of revenues approximated 13.1% and 14.6% for 2011 and 2010, respectively.

Other general and administrative expenses for HealthStream Learning & Talent Management increased $251,000 over the prior year, primarily associated with increased rent expense and recruiting costs for new employees, while other general and administrative expenses for HealthStream Research decreased by $192,000 from the prior year due to lower personnel costs. The unallocated corporate portion of other general and administrative expenses increased $1.1 million over the prior year, primarily associated with software maintenance renewal fees, personnel expenses, professional fees, stock based compensation expense and rent expense.

Depreciation and Amortization. Depreciation and amortization increased approximately $532,000, or 10.9%, to $5.4 million for 2011 from $4.9 million for 2010. Amortization for HealthStream Learning & Talent Management increased $467,000, or 24.6%, and approximated 4.1% and 4.2% of revenues for HealthStream Learning & Talent Management for 2011 and 2010, respectively. This expense increase was primarily associated with amortization of capitalized software development, and included amortization of the AVS product acquired from Laerdal Medical. Amortization for HealthStream Research decreased $58,000, or 4.6%, due to certain intangible assets reaching the end of their expected life, and approximated 5.0% and 6.1% of revenues for HealthStream Research for 2011 and 2010, respectively. The unallocated corporate portion increased approximately $122,000 and was primarily associated with increased depreciation from the expansion of our Nashville, Tennessee office space.

Other Income (Expense), Net. Other income, net was approximately $10,000 for 2011 compared to a net expense of $21,000 for 2010. The improvement over the prior year was associated with higher interest income resulting from both higher invested balances and higher yields on cash and marketable securities.

Income Tax Provision. The Company recorded a provision for income taxes of approximately $4.4 million for 2011 compared to $2.9 million for 2010. The Company's effective tax rate was 38.8% for 2011 compared to 41.0% for 2010.

Net Income. Net income increased approximately $2.8 million, or 67.2%, to $6.9 million for 2011 from $4.2 million for 2010. EPS was $0.29 per share (diluted) for 2011, compared to $0.18 per share (diluted) for 2010.

Adjusted EBITDA improved by 39.2% to approximately $17.5 million for 2011 compared to $12.6 million for 2010. This improvement is consistent with the factors mentioned above. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations for our reconciliation of this calculation to measures under US GAAP.

Reconciliation of Non-GAAP Financial Measures

This report contains certain non-GAAP financial measures, including, non-GAAP net income, non-GAAP operating income, non-GAAP revenue and adjusted EBITDA, which are used by management in analyzing the Company's financial results and ongoing operational performance. These non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance which are prepared in accordance with US GAAP and may be different from non-GAAP financial measures used by other companies.

In order to better assess the Company's financial results, management believes that adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Company because adjusted EBITDA reflects net income adjusted for non-cash and non-operating items. Adjusted EBITDA is also used by many investors and securities analysts to assess the Company's results from current operations. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as a measure of financial performance under US GAAP. Because adjusted EBITDA is not a measurement determined in accordance with US GAAP, it is susceptible to varying calculations. Accordingly, adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

The Company understands that, although adjusted EBITDA is frequently used by investors and securities analysts in their evaluation of companies, this measure has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of the Company's results as reported under US GAAP. For example, adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments; it does not reflect non-cash components of employee compensation; it does not reflect changes in, or cash requirements for, our working capital needs; and due to the Company's utilization of federal and state net operating loss carryforwards in 2010, 2011 and 2012, actual cash income tax payments have been significantly less than the tax provision recorded in accordance with US GAAP, and income tax payments will continue to be less than the income tax provision until our existing federal and state net operating loss carryforwards have been fully utilized or have expired.

Management compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with US GAAP, and reconciliation of adjusted EBITDA to net income, the most directly comparable US GAAP measure.

As discussed elsewhere in this report, the Company completed the acquisitions of DCI during June 2012 and Sy.Med in October 2012. In accordance with US GAAP reporting requirements for fair value, we recorded a deferred revenue write-down of $192,000 for DCI and $916,000 for Sy.Med. These write-down's will result in lower revenues than would have otherwise been recognized for such services.

In order to provide more accurate trends and comparisons of the Company's revenues, operating income, and net income, management believes that adding back the deferred revenue write-down associated with fair value accounting for acquired businesses provides a better indication of the ongoing performance of the Company. The revenue for the acquired contracts is deferred and typically recognized over a one year period, so our US GAAP revenues for the one year period after the acquisition will not reflect the full amount of revenues that would have been reported if the acquired deferred revenue was not written down to fair value.

	2012	2011	2010
GAAP net income	$ 7,645	$ 6,944	$ 4,154
Interest income	(181)	(51)	(19)
Interest expense	48	48	41
Income tax provision	5,932	4,404	2,884
Stock based compensation expense	1,136	788	664
Depreciation and amortization	6,661	5,412	4,880
Adjusted EBITDA	$ 21,241	$ 17,545	$ 12,604
GAAP revenues	$ 103,732	$ 82,066	$ 65,754
Adjustment for deferred revenue write-down	490	--	--
Non-GAAP revenues	$ 104,222	$ 82,066	$ 65,754
GAAP operating income	$ 13,459	$ 11,338	$ 7,059
Adjustment for deferred revenue write-down	490	--	--
Non-GAAP operating income	$ 13,949	$ 11,338	$ 7,059
GAAP net income	$ 7,645	$ 6,944	$ 4,154
Adjustment for deferred revenue write-down, net of tax	276	--	--
Non-GAAP net income	$ 7,921	$ 6,944	$ 4,154

FINANCIAL OUTLOOK FOR 2013

The Company provides projections and other forward-looking information in this "Financial Outlook for 2013" section within "Management's Discussion and Analysis of Financial Condition and Results of Operations." This section contains many forward-looking statements, particularly relating to the Company's future financial performance. These forward-looking statements are estimates based on information currently available to the Company, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to the precautionary statements set forth in the introduction in Part I of this Annual Report on Form 10-K above. Actual results are likely to differ, and in the past have differed, materially from those forecast by the Company, depending on the outcome of various factors, including, but not limited to, those set forth in Item 1A, Risk Factors.

The Company anticipates that consolidated revenues for the full year 2013 will grow by 20 percent to 22 percent when compared to the full year 2012. This growth rate estimate includes the expected contributions from the two acquisitions we closed during 2012, DCI and Sy.Med. We anticipate revenue growth in the Learning & Talent Management segment to be in the 24 percent to 26 percent range and the Research segment's revenue to increase by approximately eight percent to ten percent.

We anticipate continuing investments in 2013 to support future growth. We expect that our investments will take the form of both operating expenses and capital expenditures. Accordingly, we anticipate that the Company's 2013 full-year operating income will be approximately 6 to10 percent over full-year 2012. This operating income range includes our estimated costs of entry into the post-acute care market and the impact of our other 2013 investment initiatives.

We anticipate that our 2013 capital budget will be between $9 million and $10 million. We expect our effective tax rate to range between 42 and 44 percent for the full-year of 2013.

SELECTED QUARTERLY OPERATING RESULTS

The following tables set forth selected statements of income data for each of the eight quarters in the period ended December 31, 2012. The information for each quarter has been prepared on the same basis as the audited statements included in other parts of this report and, in our opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. You should read this information in conjunction with HealthStream's Consolidated Financial Statements and related notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the results to be expected in the future.

Factors Affecting Quarterly Operating Results

Revenues from our subscription products are recognized ratably over the subscription term. Survey and research revenues are impacted by seasonal factors resulting from the volume, timing, and frequency of survey cycles.

	Quarter Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(In thousands, except per share data)			
STATEMENT OF INCOME DATA:				
Revenues, net	$ 23,674	$ 25,841	$ 26,380	$ 27,838
Total operating costs and expenses	21,333	21,800	22,649	24,492
Income from operations	2,341	4,041	3,731	3,346
Net income	$ 1,420	$ 2,427	$ 1,977	$ 1,821
Net income per share [(1)]:				
Basic	$ 0.05	$ 0.09	$ 0.08	$ 0.07
Diluted	$ 0.05	$ 0.09	$ 0.07	$ 0.07
Weighted average shares of common stock outstanding:				
Basic	25,999	26,127	26,173	26,212
Diluted	27,335	27,501	27,591	27,600

	Quarter Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In thousands, except per share data)			
STATEMENT OF INCOME DATA:				
Revenues, net	$ 18,506	$ 21,051	$ 20,618	$ 21,891
Total operating costs and expenses	15,949	17,945	17,924	18,910
Income from operations	2,557	3,106	2,694	2,981
Net income	$ 1,526	$ 1,830	$ 1,796	$ 1,792
Net income per share [(1)]:				
Basic	$ 0.07	$ 0.08	$ 0.08	$ 0.08
Diluted	$ 0.07	$ 0.08	$ 0.08	$ 0.07
Weighted average shares of common stock outstanding:				
Basic	21,837	22,002	22,164	23,776
Diluted	22,969	23,350	23,496	25,176

(1) – Due to the nature of interim earnings per share calculations, the sum of quarterly earnings per share amounts may not equal the reported earnings per share for the full year.

Liquidity and Capital Resources

Net cash provided by operating activities was approximately $22.5 million during 2012 compared to $19.8 million during 2011. Our primary sources of cash were generated from receipts from the sales of our products and services. The number of days sales outstanding (DSO) was 55 days for 2012 compared to 60 days for 2011. The Company calculates DSO by dividing the average accounts receivable balance (excluding unbilled and other receivables) by average daily revenues for the year. The primary uses of cash to fund our operations include personnel expenses, sales commissions, royalty payments, payments for contract labor and other direct expenses associated with delivery of our products and services, and general corporate expenses.

Net cash used in investing activities was approximately $59.0 million during 2012 and $17.1 million during 2011. During 2012, the Company purchased $118.2 million of marketable securities, utilized $9.9 million (net of cash acquired) to acquire DCI and Sy.Med, spent $4.4 million for capitalized software development, purchased $4.3 million of property and equipment, and made $0.2 million in other investments. These uses of cash were partially offset by maturities of marketable securities of $78.1 million. During 2011, the Company purchased $17.3 million of marketable securities, spent $6.1 million for capitalized software development, and purchased $4.1 million of property and equipment. These uses of cash were partially offset by maturities and sales of marketable securities of $10.4 million.

Cash provided by financing activities was approximately $934,000 during 2012 and $56.4 million during 2011. The primary source of cash from financing activities for 2012 included proceeds of $823,000 from the exercise of employee stock options. The primary sources of cash from financing activities for 2011 included proceeds of approximately $55.1 million from the issuance of 3.6 million shares of our common stock in an underwritten public offering and $1.2 million from the exercise of employee stock options. The primary uses of cash for 2011 related to payments under capital lease obligations.

Revenues increased and operating income improved over the prior year, and our balance sheet reflects positive working capital of $83.3 million at December 31, 2012 compared to $78.6 million at December 31, 2011. The increase in working capital primarily resulted from increases in cash and investment balances. At December 31, 2012, the Company's primary source of liquidity was $93.3 million of cash and cash equivalents and marketable securities. The Company also has a $20.0 million revolving credit facility loan agreement, all of which was available at December 31, 2012.

We believe that our existing cash and cash equivalents, marketable securities, cash generated from operations, and available borrowings under our revolving credit facility will be sufficient to meet anticipated cash needs for working capital, new product development, potential acquisitions and capital expenditures for at least the next 12 months. Over the past eight years, we have utilized our federal and state net operating loss carryforwards to offset taxable income. We anticipate our remaining net operating loss carryforwards will become fully utilized over the next 12 to 24 months. Our actual tax payments may increase significantly once the net operating loss carryforwards are fully utilized. As part of our growth strategy, we review possible acquisitions that complement our products and services. We anticipate that future acquisitions, if any, would be effected through a combination of stock and cash consideration. The issuance of our stock as consideration for an acquisition could have a dilutive effect on earnings per share and could adversely affect our stock price. Because we have no material debt or outstanding borrowings under our revolving credit facility, our balance sheet is unleveraged. Our revolving credit facility contains financial covenants and availability calculations designed to set a maximum leverage ratio of outstanding debt to equity. Therefore, if we were to borrow against our revolving credit facility, our debt capacity would be dependent on the covenant values at the time of borrowing. As of December 31, 2012, we believe we were in compliance with all covenants. The credit markets have been experiencing extreme volatility and disruption, and we cannot assure you that if we need additional financing that it will be available on terms favorable to us, or at all. Failure to generate sufficient cash flow from operations or raise additional capital when required in sufficient amounts and on terms acceptable to us could harm our business, financial condition and results of operations.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company's off-balance sheet arrangements primarily consist of operating leases, contractual obligations, and our revolving credit facility, which is described further in Note 14 to the Company's consolidated financial statements contained elsewhere in this report.

The following table presents a summary of future anticipated payments due by the Company under contractual obligations with firm minimum commitments as of December 31, 2012, excluding amounts already recorded in the Consolidated Balance Sheets (in thousands):

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating leases	$ 1,918	$ 2,211	$ 1,279	$ --	$ 5,408
Purchase obligations	367	406	--	--	773
Total	$ 2,285	$ 2,617	$ 1,279	$ --	$ 6,181

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, *Presentation of Comprehensive Income*, which amends ASC Topic 220, *Comprehensive Income*. The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The update requires entities to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement or two separate consecutive statements, and entities will no longer be allowed to present items of other comprehensive income in the statement of stockholders' equity. Reclassification adjustments between other comprehensive income and net income will be presented separately on the face of the financial statements. The adoption of ASU 2011-05 did not have a material impact on our consolidated financial statements.

In August 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other,* which amends ASC Topic 350, *Intangibles — Goodwill and Other*. The purpose of ASU 2011-08 is to simplify how an entity tests goodwill for impairment. Entities will assess qualitative factors to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value. In instances where the fair value is determined to be less than the carrying value, entities will perform the two-step quantitative goodwill impairment test. The adoption of ASU 2011-08 did not have a material impact on our consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The Company is exposed to market risk from changes in interest rates. We do not have any foreign currency exchange rate risk or commodity price risk. As of December 31, 2012, the Company had no outstanding debt. We may become subject to interest rate market risk associated with any future borrowings under our revolving credit facility. The interest rate under the revolving credit facility is based on 30 Day LIBOR plus a margin of either 175 or 200 basis points determined in accordance with a pricing grid. We are exposed to market risk with respect to our cash and investment balances, which approximated $93.3 million at December 31, 2012. Assuming a hypothetical 10% decrease in interest rates, interest income from cash and investments would decrease on an annualized basis by approximately $35,000.

The Company's investment policy and strategy is focused on investing in highly rated securities, with the objective of minimizing the potential risk of principal loss. The Company's policy limits the amount of credit exposure to any single issuer and sets limits on the average portfolio maturity.

The above market risk discussion and the estimated amounts presented are forward-looking statements of market risk assuming the occurrence of certain adverse market conditions. Actual results in the future may differ materially from those projected as a result of actual developments in the market.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
HealthStream, Inc.

We have audited the accompanying consolidated balance sheets of HealthStream, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HealthStream, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HealthStream, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
HealthStream, Inc.

We have audited HealthStream, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HealthStream, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HealthStream, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of HealthStream, Inc. and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 1, 2013

HEALTHSTREAM, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 41,365	$ 76,904
Marketable securities – short-term	51,952	6,552
Accounts receivable, net of allowance for doubtful accounts of $142 and $149 at December 31, 2012 and 2011, respectively	15,348	16,014
Accounts receivable - unbilled	1,163	1,316
Deferred tax assets, current	2,459	5,080
Prepaid royalties, net of amortization	3,738	3,409
Other prepaid expenses and other current assets	2,266	1,804
Total current assets	118,291	111,079
Property and equipment:		
Equipment	18,108	16,362
Leasehold improvements	5,050	4,170
Furniture and fixtures	3,368	2,545
	26,526	23,077
Less accumulated depreciation and amortization	(18,706)	(16,990)
	7,820	6,087
Marketable securities – long-term	--	5,996
Capitalized software development, net of accumulated amortization of $10,987 and $8,344 at December 31, 2012 and 2011, respectively	9,732	7,940
Goodwill	29,299	21,147
Intangible assets, net of accumulated amortization of $10,036 and $8,930 at December 31, 2012 and 2011, respectively	8,805	1,957
Other assets	581	31
Total assets	$ 174,528	$ 154,237
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,057	$ 2,585
Accrued liabilities	9,708	5,492
Accrued compensation and related expenses	1,121	1,612
Deferred revenue	23,146	22,759
Total current liabilities	35,032	32,448
Deferred tax liabilities, noncurrent	6,474	323
Other long term liabilities	826	551
Commitments and contingencies	--	--
Shareholders' equity:		
Common stock, no par value, 75,000 shares authorized; 26,233 and 25,896 shares issued and outstanding at December 31, 2012 and 2011, respectively	158,020	154,409
Accumulated deficit	(25,842)	(33,487)
Accumulated other comprehensive income (loss)	18	(7)
Total shareholders' equity	132,196	120,915
Total liabilities and shareholders' equity	$ 174,528	$ 154,237

See accompanying notes to the consolidated financial statements.

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Revenues, net	$ 103,732	$ 82,066	$ 65,754
Operating costs and expenses:			
Cost of revenues (excluding depreciation and amortization)	41,658	31,066	24,191
Product development	8,610	7,473	6,989
Sales and marketing	19,892	16,017	13,054
Other general and administrative expenses	13,452	10,760	9,581
Depreciation and amortization	6,661	5,412	4,880
Total operating costs and expenses	90,273	70,728	58,695
Income from operations	13,459	11,338	7,059
Other income (expense), net	118	10	(21)
Income before income tax provision	13,577	11,348	7,038
Income tax provision	5,932	4,404	2,884
Net income	$ 7,645	$ 6,944	$ 4,154
Net income per share:			
Basic	$ 0.29	$ 0.31	$ 0.19
Diluted	$ 0.28	$ 0.29	$ 0.18
Weighted average shares of common stock outstanding:			
Basic	26,128	22,445	21,767
Diluted	27,507	23,748	22,488

See accompanying notes to the consolidated financial statements.

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Net Income	$ 7,645	$ 6,944	$ 4,154
Other comprehensive income, net of taxes:			
Unrealized gain (loss) on marketable securities	25	(2)	(5)
Total other comprehensive income (loss)	25	(2)	(5)
Comprehensive income	$ 7,670	$ 6,942	$ 4,149

See accompanying notes to the consolidated financial statements.

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2009	21,623	$ 96,407	$ (44,586)	$ --	$ 51,821
Net income	--	--	4,154	--	4,154
Comprehensive income	--	--	--	(5)	(5)
Stock based compensation	--	664	--	--	664
Exercise of stock options	260	536	--	--	536
Repurchase of common stock	(78)	(379)	--	--	(379)
Balance at December 31, 2010	21,805	97,227	(40,431)	(5)	56,791
Net income	--	--	6,944	--	6,944
Comprehensive income	--	--	--	(2)	(2)
Stock based compensation	--	788	--	--	788
Tax benefits from equity awards	--	21	--	--	21
Exercise of stock options	503	1,242	--	--	1,242
Issuance of common stock	3,588	55,131	--	--	55,131
Balance at December 31, 2011	25,896	154,409	(33,487)	(7)	120,915
Net income	--	--	7,645	--	7,645
Comprehensive income	--	--	--	25	25
Issuance of common stock in acquisitions	56	1,541	--	--	1,541
Stock based compensation	--	1,136	--	--	1,136
Tax benefits from equity awards	--	111	--	--	111
Exercise of stock options	281	823	--	--	823
Balance at December 31, 2012	26,233	$ 158,020	$ (25,842)	$ 18	$ 132,196

See accompanying notes to the consolidated financial statements.

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,		
	2012	2011	2010
OPERATING ACTIVITIES:			
Net income	$ 7,645	$ 6,944	$ 4,154
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,661	5,412	4,880
Deferred income taxes	5,601	4,027	2,674
Stock based compensation expense	1,136	788	664
Excess tax benefits from equity awards	(111)	(21)	--
Provision for doubtful accounts	120	50	65
Changes in assets and liabilities, net of acquisitions:			
Accounts and unbilled receivables	1,227	(4,997)	(1,232)
Prepaid royalties	(329)	(263)	(1,061)
Other prepaid expenses and other current assets	(537)	(283)	(570)
Other assets	707	295	188
Accounts payable	(1,529)	211	822
Accrued liabilities, accrued compensation and related expenses, and other long-term liabilities	2,121	1,574	1,026
Deferred revenue	(198)	6,018	4,507
Net cash provided by operating activities	22,514	19,755	16,117
INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	(9,901)	--	--
Proceeds from sales of marketable securities	--	2,221	--
Proceeds from maturities of marketable securities	78,075	8,135	--
Purchases of marketable securities	(118,176)	(17,284)	(5,710)
Changes in other investments	(234)	--	--
Payments associated with capitalized software development	(4,435)	(6,065)	(2,044)
Purchases of property and equipment	(4,316)	(4,115)	(2,623)
Net cash used in investing activities	(58,987)	(17,108)	(10,377)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	--	55,131	--
Proceeds from exercise of stock options	823	1,242	536
Excess tax benefits from equity awards	111	21	--
Repurchase of common stock	--	--	(379)
Payments on capital lease obligations and note payable	--	(5)	(316)
Net cash provided by (used in) financing activities	934	56,389	(159)
Net (decrease) increase in cash and cash equivalents	(35,539)	59,036	5,581
Cash and cash equivalents at beginning of year	76,904	17,868	12,287
Cash and cash equivalents at end of year	$ 41,365	$ 76,904	$ 17,868
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 61	$ 35	$ 41
Income taxes paid	$ 427	$ 387	$ 368
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of common stock in connection with acquisitions	$ 1,541	$ --	$ --
Acquisition of content rights in exchange for future services	$ 500	$ --	$ --

See accompanying notes to the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity and Segments
HealthStream, Inc. (the "Company") was incorporated in 1990 as a Tennessee corporation and is headquartered in Nashville, Tennessee. We operate our business in two segments: HealthStream Learning & Talent Management and HealthStream Research. Our HealthStream Learning & Talent Management products consist of Internet-based services and solutions to meet the ongoing training, certification, assessment and development needs of the healthcare community. These solutions provide, deliver and track computer based education for our customers in the United States through our software-as-a-service (SaaS) model. HealthStream Research products offer healthcare organizations a wide range of quality and satisfaction surveys, analyses of survey results, and other research-based services.

Recognition of Revenue
Revenues are derived from providing services through our Internet-based learning and talent management products, provision of survey and research services, courseware subscriptions, professional services, content maintenance, custom courseware development and other education and training services.

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, prices are fixed or determinable, services and products are provided to the customer and collectability is probable or reasonably assured.

Revenue recognized from software and other arrangements is allocated to each element of the arrangement based on the relative fair values of the elements. While elements include software products and post contract customer support, the fair value of each element is based on objective evidence specific to the vendor. If fair value cannot be determined for each element of the arrangement, all revenue from the arrangement is deferred until fair value can be determined or until all elements of the arrangement are delivered and customer acceptance has occurred. Sales of the Company's Internet-based learning and talent management products include customer support, implementation services, and training; therefore all revenues are deferred until the Internet-based product is implemented, at which time revenues are recognized ratably over the subscription service period. In the event that circumstances occur, which give rise to uncertainty regarding the collectibility of contracted amounts, revenue recognition is suspended until such uncertainty is resolved. Fees for these services are billed on either a monthly, quarterly, or annual basis.

Revenues derived from the delivery of services through the Company's Internet-based learning and talent management products and courseware subscriptions are recognized ratably over the term of the subscription service agreement or over the historical usage period, if usage typically differs from the subscription period.. Other training revenues are generally recognized upon the completion of training.

Revenues derived from the license of installed software products, associated with the Sy.Med products, are recognized upon shipment or installation of the software. Software support and maintenance revenues are recognized ratably over the term of the related agreement.

Revenues recognized from the Company's survey and research services are determined using both the proportional performance method and the completed contract method. Revenues are generally earned over the estimated survey cycle, which typically ranges from less than one month to up to five months. The survey cycle is generally initiated based on the receipt of the first survey response and runs through provision of related survey reports to the customer. If survey results are not available to the customer during the survey fielding cycle, revenues are recognized at time of report delivery. Fees for these services are billed upon initiation of the survey cycle, with progress billings made throughout the survey cycle.

Revenues from professional services, content maintenance, and custom courseware development services are recognized using a percentage of completion method based on labor hours, which correspond to the completion of performance milestones and deliverables. All other revenues are recognized as the related services are performed or products are delivered. Fees for these services are generally billed at project initiation and upon completion of various milestones.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All inter-company accounts and transactions have been eliminated in consolidation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material to the consolidated financial statements.

Cash Equivalents

The Company considers cash equivalents to be unrestricted, highly liquid investments with initial maturities of less than three months.

Marketable Securities

Marketable securities are classified as available for sale and are stated at fair market value, with the unrealized gains and losses, net of tax, reported in other comprehensive income (loss) on the accompanying consolidated balance sheets. Realized gains and losses and declines in market value judged to be other than temporary on investments in marketable securities are included in interest and other income on the accompanying consolidated statements of income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in other income (expense) on the accompanying consolidated statements of income. Premiums and discounts are amortized over the life of the related available for sale security as an adjustment to yield using the effective interest method.

Accounts Receivable-Unbilled and Deferred Revenue

Accounts receivable-unbilled represents the following: 1) revenue earned and recognized on contracts accounted for using the proportional performance method for which invoices have not been generated or contractual billing dates have not been reached; and 2) the difference between billings for contracts containing escalated pricing over the term of the agreement and the recognition of revenue ratably over the subscription period. Deferred revenue represents amounts, which have been billed or collected, but not yet recognized in revenue.

Allowance for Doubtful Accounts

The Company estimates its allowance for doubtful accounts using a specific identification method. Management determines the allowance for doubtful accounts on a case-by-case basis, based on the facts and circumstances surrounding each potentially uncollectible receivable. An allowance is also maintained for accounts that are not specifically identified that may become uncollectible in the future. Uncollectible receivables are written-off in the period management believes it has exhausted every opportunity to collect payment from the customer. Bad debt expense is recorded when events or circumstances indicate an additional allowance is required based on the Company's specific identification approach.

Changes in the allowance for doubtful accounts and the amounts charged to bad debt expense for the years ended December 31, were as follows (in thousands):

	Allowance Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs	Allowance Balance at End of Period
2012	$ 149	$ 120	$ (127)	$ 142
2011	$ 157	$ 50	$ (58)	$ 149
2010	$ 141	$ 65	$ (49)	$ 157

Capitalized Software Development

Capitalized software development is stated on the basis of cost, and is presented net of accumulated amortization. The Company capitalizes costs incurred during the software development phase for projects when such costs are material. These assets are amortized using the straight-line method, generally ranging between one to five years. The Company capitalized approximately $4.4 million and $6.1 million during 2012 and 2011, respectively. Maintenance and operating costs are expensed as incurred. As of December 31, 2012 and 2011, there were no capitalized internal development costs for computer software developed for resale.

Financial Instruments

The Company has financial instruments, including cash and cash equivalents, accounts receivable, accounts receivable-unbilled, accounts payable, accrued liabilities, and deferred revenue. The carrying amounts of these financial instruments approximate fair value because of the short term maturity or short term nature of such instruments. Marketable securities approximate fair value based on quoted market prices, see Note 4.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used in measuring fair value. There are three levels to the fair value hierarchy based on the reliability of inputs, as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Company.

At December 31, 2012, the fair value measurement amounts for assets consisted of marketable securities which are classified as available for sale. The carrying amounts reported in the consolidated balance sheets approximate the fair value of the Company's marketable securities based on quoted market prices or alternative pricing sources and models utilizing market observable inputs. At December 31, 2012 and 2011, the Company did not have any financial liabilities that were subject to fair value measurements.

Property and Equipment

Property and equipment are stated on the basis of cost. Depreciation and amortization are provided on the straight-line method over the following estimated useful lives, except for assets under capital leases and leasehold improvements, which are amortized over the shorter of the estimated useful life or their respective lease term. Depreciation and amortization of property and equipment totaled $2.6 million and $1.9 million for the years ended December 31, 2012 and 2011, respectively.

	Years
Furniture and fixtures	5-10
Equipment	3-5

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of net tangible assets acquired. The Company evaluates goodwill for impairment at the reporting unit level by assessing whether it is more likely than not that the fair value of a reporting unit exceeds its carrying value. If this assessment concludes that is more likely than not that the fair value of a reporting unit exceeds its carrying value, then goodwill is not considered impaired and no further impairment testing is required. Conversely, if the assessment concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a goodwill impairment test is performed to compare the fair value of the reporting unit to its carrying value. The Company determines fair value of the reporting units using both income and market based models. The Company will perform its goodwill impairment test whenever events or changes in facts or circumstances indicate that impairment may exist, and at least annually during the fourth quarter.

As of December 31, 2012 intangible assets with remaining unamortized balances include contract rights and customer relationships, internally-developed technology and patents, non-competition agreements, and trade names. These intangible assets are considered to have definite useful lives and are being amortized on a straight line basis. The weighted average amortization period for definite lived intangible assets as of December 31, 2012 is 8.7 years. Intangible assets are reviewed for impairment whenever events or changes in facts or circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairments identified or recorded for the years ended December 31, 2012, 2011, or 2010.

Long-Lived Assets

Long-lived assets to be held for use are reviewed for events or changes in facts and circumstances, both internally and externally, which may indicate that an impairment of long-lived assets held for use are present. The Company measures any impairment using observable market values or discounted future cash flows from the related long-lived assets. The cash flow estimates and discount rates incorporate management's best estimates, using appropriate and customary assumptions and projections at the date of evaluation. Management periodically evaluates whether the carrying value of long-lived assets, including property and equipment, capitalized software development, other assets and intangible assets will be recoverable. There were no impairments identified or recorded for the years ended December 31, 2012, 2011, or 2010.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Assets
Other assets are comprised of the long-term portion of content development fees and an investment accounted for under the equity method.

Income Taxes
Income taxes are accounted for using the asset and liability method, whereby deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities measured at tax rates that will be in effect for the year in which the differences are expected to affect taxable income. Management evaluates all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback or carryforward period available under the tax law. There are four possible sources of taxable income that may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards: 1) future reversals of existing taxable temporary differences, 2) future taxable income exclusive of reversing temporary differences and carryforwards, 3) taxable income in prior carryback year(s) if carryback is permitted under the tax law, and 4) tax-planning strategies that would, if necessary, be implemented to realize deductible temporary differences or carryforwards prior to their expiration. Management reviews the realizability of its deferred tax assets each reporting period to identify whether any significant changes in circumstances or assumptions have occurred that could materially affect the realizability of deferred tax assets. As of December 31, 2012, the Company had established a valuation allowance of $1.1 million for the portion of its net deferred tax assets that are not more likely than not expected to be realized.

The Company accounts for income tax uncertainties using a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured in order to determine the tax benefit to be recognized in the financial statements. The Company expenses any penalties or interest associated with tax obligations as general and administrative expenses and interest expense, respectively.

Accrual for Service Credits
The Company maintains an accrual for service credits that may occur from our Internet-based learning and talent management products. The accrual is estimated using management's judgment and analysis of potential risk of loss associated with downtime, system performance, or other contractual obligations associated with our hosted applications. At December 31, 2012, and 2011, the accrual for service credits balance was approximately $69,000 and $72,000, respectively, and is included on the accompanying consolidated balance sheets under the caption "accrued liabilities."

Other Long Term Liabilities
Other long term liabilities represent the deferred rent liability associated with an operating lease for office space in Nashville, Tennessee as well as deferred service credits (see Note 9).

Advertising
The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2012, 2011, and 2010 was approximately $349,000, $251,000, and $130,000, respectively.

Shipping and Handling Costs
Shipping and handling costs that are associated with our products and services are included in cost of revenues.

Net Income Per Share
Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted net income per share to the extent these shares are dilutive. Common equivalent shares that have an anti-dilutive effect on diluted net income per share have been excluded from the calculation of diluted weighted average shares outstanding for the years ended December 31, 2012, 2011, and 2010.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk and Significant Customers

The Company places its temporary excess cash investments in high quality, short-term money market instruments. At times, such investments may be in excess of the FDIC insurance limits.

The Company sells its products and services to various companies in the healthcare industry that are located in the United States. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from customers. The Company did not have any single customer representing over 10% of net revenues during 2012, 2011, or 2010.

Stock Based Compensation

As of December 31, 2012, the Company maintains two stock based compensation plans, which are described in Note 12. The Company accounts for stock based compensation using the fair-value based method for costs related to share-based payments, including stock options and restricted share units. The Company uses the Black Scholes option pricing model for calculating the fair value of option awards issued under its stock based compensation plan. The Company measures compensation cost of restricted share units based on the closing fair market value of the Company's stock on the date of grant. Stock based compensation cost is measured at the grant date, based on the fair value of the award that is ultimately expected to vest, and is recognized as an expense over the requisite service period. The Company recognizes tax benefits from stock based compensation if an excess tax benefit is realized. Excess tax benefits are recorded as an increase to common stock when realized.

Newly Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, *Presentation of Comprehensive Income*, which amends ASC Topic 220, *Comprehensive Income*. The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The update requires entities to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement or two separate consecutive statements, and entities will no longer be allowed to present items of other comprehensive income in the statement of stockholders' equity. Reclassification adjustments between other comprehensive income and net income will be presented separately on the face of the financial statements. The adoption of ASU 2011-05 did not have a material impact on our consolidated financial statements.

In August 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other*, which amends ASC Topic 350, *Intangibles — Goodwill and Other*. The purpose of ASU 2011-08 is to simplify how an entity tests goodwill for impairment. Entities will assess qualitative factors to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value. In instances where the fair value is determined to be less than the carrying value, entities will perform the two-step quantitative goodwill impairment test. The adoption of ASU 2011-08 did not have a material impact on our consolidated financial statements.

2. SHAREHOLDERS' EQUITY

Common Stock

The Company is authorized to issue up to 75 million shares of common stock. The number of common shares issued and outstanding as of December 31, 2012 and 2011 was approximately 26.2 million and 25.9 million, respectively. During 2011, the Company issued approximately 3.6 million shares of common stock in connection with an underwritten public offering, raising approximately $55.1 million.

Preferred Stock

The Company is authorized to issue up to 10 million shares of preferred stock in one or more series, having the relative voting powers, designations, preferences, rights and qualifications, limitations or restrictions, and other terms as the Board of Directors may fix in providing for the issuance of such series, without any vote or action of the shareholders. During 2000, all outstanding shares of preferred stock were converted into common stock in connection with our initial public offering (IPO). There have been no shares of preferred stock outstanding since our IPO.

3. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three years ended December 31, 2012 (in thousands, except per share amounts):

	2012	2011	2010
Numerator:			
Net income	$ 7,645	$ 6,944	$ 4,154
Denominator:			
Weighted-average shares outstanding	26,128	22,445	21,767
Effect of dilutive shares	1,379	1,303	721
Weighted-average diluted shares	27,507	23,748	22,488
Basic earnings per share	$ 0.29	$ 0.31	$ 0.19
Diluted earnings per share	$ 0.28	$ 0.29	$ 0.18

Potentially dilutive shares representing approximately 0.1 million, 0.2 million, and 0.4 million shares of common stock for 2012, 2011, and 2010, respectively, were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive.

4. MARKETABLE SECURITIES

At December 31, 2012 and 2011, the fair value of marketable securities, which were all classified as available for sale, included the following (in thousands):

	December 31, 2012			
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Level 1:				
Mutual funds	$ 5,042	$ 30	$ --	$ 5,072
Level 2:				
Certificates of deposit	2,254	--	--	2,254
Commercial paper	3,122	1	--	3,123
Corporate debt securities	27,017	1	(17)	27,001
U.S. government securities	14,499	3	--	14,502
Subtotal	46,892	5	(17)	46,880
Total	$ 51,934	$ 35	$ (17)	$ 51,952

	December 31, 2011			
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Level 1:				
Mutual funds	$ 2,504	$ --	$ --	$ 2,504
Level 2:				
Corporate debt securities	2,038	--	(1)	2,037
U.S. government securities	8,013	--	(6)	8,007
Subtotal	10,051	--	(7)	10,044
Total	$ 12,555	$ --	$ (7)	$ 12,548

The carrying amounts reported in the consolidated balance sheet approximate fair value based on quoted market prices or alternative pricing sources and models utilizing market observable inputs. As of December 31, 2012, the Company does not consider any of its marketable securities to be other than temporarily impaired.

5. BUSINESS COMBINATIONS

On June 29, 2012, the Company acquired all of the stock of Decision Critical, Inc., (DCI) an Austin, Texas based company that specializes in learning and competency management products for acute-care hospitals. The Company acquired DCI to further advance its suite of talent management solutions. The consideration paid for DCI consisted of approximately $3.4 million in cash and 22,124 shares of our common stock. Also, the Company may make additional payments of up to $300,000, contingent upon achievement of certain financial targets and business outcomes over the next three years. The Company incurred approximately $203,000 in transaction costs associated with the DCI acquisition. In allocating the purchase price, the Company recorded approximately $2.9 million of goodwill, $1.5 million of identifiable intangible assets, $291,000 of net tangible assets and $456,000 of deferred tax liabilities. The net tangible assets include deferred revenue, which in accordance with US GAAP, was adjusted down from a book value of $548,000 to an estimated fair value of $356,000. The deferred revenue recorded represents the estimated fair value of the contractual obligation assumed as of the acquisition date. The $192,000 write-down of deferred revenue will result in lower revenues than would have otherwise been recognized for such services. The results of operations for DCI have been included in the Company's consolidated financial statements from the date of acquisition.

On October 19, 2012, the Company acquired all of the stock of Sy.Med Development, Inc. (Sy.Med), a Brentwood, Tennessee based company that specializes in credentialing related software products for healthcare providers. The Company acquired Sy.Med to further advance its suite of talent management solutions. The consideration paid for Sy.Med consisted of approximately $7.1 million in cash and 34,060 shares of our common stock, as well as a working capital adjustment payment of approximately $180,000. The Company may make additional payments of up to $1.5 million, contingent upon achievement of certain financial targets and business outcomes over the next two years. The Company incurred approximately $165,000 in transaction costs associated with the Sy.Med acquisition. In allocating the purchase price, the Company recorded approximately $5.3 million of goodwill, $6.5 million of identifiable intangible assets, $246,000 of net tangible assets and $2.8 million of deferred tax liabilities. The net tangible assets include deferred revenue, which was adjusted down from a book value of $1.1 million to an estimated fair value of $229,000. The $916,000 write-down of deferred revenue will result in lower revenues than would have otherwise been recognized for such services. The allocation of purchase price is preliminary and may be subject to change within the measurement period of one year from the acquisition date. The primary area of the preliminary purchase price allocation that is not complete is finalizing adjustments to working capital. The results of operations for Sy.Med have been included in the Company's consolidated financial statements from the date of acquisition.

6. GOODWILL

Goodwill is evaluated for impairment at least annually to determine whether it is more likely than not that the fair value of the reporting units exceed their carrying value. If this assessment concludes that is more likely than not that the fair value of a reporting unit exceeds its carrying value, then goodwill is not considered impaired and no further impairment testing is required. Qualitative factors are considered for this assessment, such as, financial performance, industry and market comparables, and other factors affecting the reporting unit. If the assessment concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a goodwill impairment test is performed to compare the fair value of the reporting unit to its carrying value. The Company determines fair value of the reporting units using both income and market based models. Under these methods, the technique used to determine fair value is sensitive to estimates and assumptions associated with cash flow from operations and its growth, discount rates, and reporting unit terminal values. The Company performs its annual impairment evaluation of goodwill during the fourth quarter of each year and as changes in facts and circumstances indicate impairment exists. During the annual impairment evaluation in the fourth quarter of 2012 and 2011, the results of our assessment indicated goodwill was not impaired.

On June 29, 2012 we acquired DCI, and on October 19, 2012 we acquired Sy.Med. We recorded goodwill of approximately $8.2 million in connection with these acquisitions within the HealthStream Learning & Talent Management segment. The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	Learning & Talent Management	Research	Total
Balance at January 1, 2012	$ 3,307	$ 17,840	$ 21,147
Acquisition of Sy.Med Development, Inc.	5,291	--	5,291
Acquisition of Decision Critical, Inc.	2,861	--	2,861
Balance at December 31, 2012	$ 11,459	$ 17,840	$ 29,299

	Learning & Talent Management	Research	Total
Balance at January 1, 2011	$ 3,307	$ 17,840	$ 21,147
Changes in carrying value of goodwill	--	--	--
Balance at December 31, 2011	$ 3,307	$ 17,840	$ 21,147

7. INTANGIBLE ASSETS

All intangible assets are considered to have finite useful lives. Customer related intangibles are amortized over their estimated useful lives ranging from eight to ten years. Other intangible assets include non-competition agreements, technology and patents, and trade names, and are being amortized over periods ranging from five to nine years. Amortization of intangible assets was approximately $1.1 million, $887,000, and $947,000, for the years ended December 31, 2012, 2011 and 2010, respectively.

Identifiable intangible assets are comprised of the following (in thousands):

	As of December 31, 2012			As of December 31, 2011		
	Gross Amount	Accumulated Amortization	Net	Gross Amount	Accumulated Amortization	Net
Customer related	$ 15,619	$ (8,969)	$ 6,650	$ 9,915	$ (7,958)	$ 1,957
Other	3,222	(1,067)	2,155	972	(972)	--
Total	$ 18,841	$ (10,036)	$ 8,805	$ 10,887	$ (8,930)	$ 1,957

The expected annual amortization expense for the years ending December 31, is as follows (in thousands):

2013	$ 1,430
2014	1,327
2015	969
2016	880
2017	851
Thereafter	3,348
Total	$ 8,805

8. COLLABORATIVE ARRANGEMENT

The Company participates in a collaborative arrangement, SimVentures™, with Laerdal Medical A/S (Laerdal Medical). The Company receives 50 percent of the profits or losses generated from this collaborative arrangement. The parties did not form a separate legal entity as part of the collaborative arrangement; therefore, the Company accounts for SimVentures as a collaborative arrangement in accordance with applicable accounting guidance. During the first quarter of 2011, the Company acquired a 50 percent ownership interest in Laerdal Medical's Advanced Video System (AVS) product for $3.5 million in cash. AVS is a product that enables users of advanced patient simulators to easily capture video, audio, data logs, and "patient" responses. The AVS product is jointly owned through SimVentures. During the second quarter of 2011, SimVentures launched SimStore®, one of the components of SimCenter® that offers healthcare providers an opportunity to sample and purchase simulation scenarios to use in their simulation training activities. For the year ended December 31, 2012, the Company recorded approximately $1.7 million of revenues and $1.7 million of expenses related to the collaborative arrangement. For the year ended December 31, 2011, the Company recorded approximately $0.8 million of revenues and $1.3 million of expenses related to the collaborative arrangement. The Company also recorded approximately $1.3 million and $4.3 million of capitalized software development for SimVentures during 2012 and 2011, respectively.

9. CONTENT RIGHTS AND DEFERRED SERVICE CREDITS

During 2012, the Company entered into a renewal agreement with a customer in which the Company was provided continued rights to distribute and resell courseware owned by the customer. In exchange for the receipt of an exclusive license to distribute and resell this courseware, the Company has provided, and will continue to provide, the customer with service credits that can be exchanged for future purchases of the Company's products and services. The value assigned to the content rights and the deferred service credits was $500,000, which represents the estimated fair value of the assets relinquished. The content rights are classified within other prepaid expenses and other assets, and the deferred service credits are classified within accrued liabilities and other long-term liabilities on our condensed consolidated balance sheets.

These exchangeable service credits will be issued annually through December 31, 2016, and will expire twenty-four months after issuance. Any unused credits will be forfeited upon expiration. During 2012, the Company issued exchangeable service credits of $100,000 in accordance with this agreement, and is obligated to issue remaining service credits of $100,000 annually through 2016. The content rights are being amortized on a straight-line basis through December 31, 2016. Revenues for products or services provided in exchange for these service credits will be recognized in accordance with the Company's revenue recognition policies.

10. BUSINESS SEGMENTS

The Company provides services to healthcare organizations and other members within the healthcare industry. These services are primarily focused on the delivery of learning and talent management products and services (HealthStream Learning & Talent Management), as well as survey and research services (HealthStream Research).

The Company measures segment performance based on operating income before income taxes and prior to the allocation of certain corporate overhead expenses, interest income, interest expense, and depreciation. The Unallocated component below includes corporate functions, such as accounting, human resources, legal, investor relations, administrative, and executive personnel, depreciation, a portion of amortization, and certain other expenses, which are not currently allocated in measuring segment performance. The following is the Company's business segment information as of and for the years ended December 31, 2012, 2011 and 2010 (in thousands).

	Year ended December 31, 2012			
	Learning & Talent Management	Research	Unallocated	Consolidated
Revenues, net	$ 78,566	$ 25,166	$ --	$ 103,732
Cost of revenues (excluding depreciation and amortization)	28,390	13,268	--	41,658
Product development	7,040	1,570	--	8,610
Sales and marketing	14,081	5,420	391	19,892
Other general and administrative	2,760	1,330	9,362	13,452
Depreciation and amortization	2,877	1,179	2,605	6,661
Total income from operations	$ 23,418	$ 2,399	$ (12,358)	$ 13,459
*Segment assets	$ 46,693	$ 23,978	$ 103,857	$ 174,528
Purchases of property and equipment	$ 1,728	$ 120	$ 2,468	$ 4,316
Payments associated with capitalized software development	$ 3,536	$ 899	$ --	$ 4,435

	Year ended December 31, 2011			
	Learning & Talent Management	Research	Unallocated	Consolidated
Revenues, net	$ 58,078	$ 23,988	$ --	$ 82,066
Cost of revenues (excluding depreciation and amortization)	18,842	12,224	--	31,066
Product development	5,907	1,566	--	7,473
Sales and marketing	10,871	4,733	413	16,017
Other general and administrative	2,116	1,632	7,012	10,760
Depreciation and amortization	2,364	1,194	1,854	5,412
Total income from operations	$ 17,978	$ 2,639	$ (9,279)	$ 11,338
*Segment assets	$ 27,322	$ 26,088	$ 100,827	$ 154,237
Purchases of property and equipment	$ 1,577	$ 44	$ 2,494	$ 4,115
Payments associated with capitalized software development	$ 5,720	$ 345	$ --	$ 6,065

10. BUSINESS SEGMENTS (continued)

	Year ended December 31, 2010			
	Learning & Talent Management	Research	Unallocated	Consolidated
Revenues, net	$ 45,165	$ 20,589	$ --	$ 65,754
Cost of revenues (excluding depreciation and amortization)	13,529	10,662	--	24,191
Product development	5,484	1,505	--	6,989
Sales and marketing	8,310	4,372	372	13,054
Other general and administrative	1,866	1,824	5,891	9,581
Depreciation and amortization	1,896	1,252	1,732	4,880
Total income from operations	$ 14,080	$ 974	$ (7,995)	$ 7,059
*Segment assets	$ 18,731	$ 26,702	$ 36,578	$ 82,011
Purchases of property and equipment	$ 1,172	$ 400	$ 1,051	$ 2,623
Payments associated with capitalized software development	$ 1,795	$ 249	$ --	$ 2,044

* Segment assets include accounts and unbilled receivables, prepaid and other current assets, other assets, capitalized software development, certain property and equipment, and intangible assets. Cash and cash equivalents and marketable securities are not allocated to individual segments, and are included within Unallocated. A significant portion of property and equipment assets are included within Unallocated.

11. INCOME TAXES

The provision for income taxes is comprised of the following (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current federal	$ 58	$ 163	$ 146
Current state	273	214	65
Deferred federal	4,804	3,723	2,515
Deferred state	797	304	158
Provision for income taxes	$ 5,932	$ 4,404	$ 2,884

A reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes included in the accompanying consolidated statements of income is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Federal tax provision at the statutory rate	$ 4,751	$ 3,972	$ 2,391
State income tax provision, net of federal benefit	974	337	309
Other	207	95	184
Provision for income taxes	$ 5,932	$ 4,404	$ 2,884

Management periodically assesses the realizability of its deferred tax assets, and to the extent that a recovery is not likely, a valuation allowance is established to reduce the deferred tax asset to the amount estimated to be recoverable. At December 31, 2012, a valuation allowance of $1.1 million exists for the remaining portion of deferred tax assets, which are comprised of the portion of net operating loss carryforwards attributable to the exercises of stock options. Any future reductions of the valuation allowance associated with this deferred tax asset would be recognized as an increase to common stock.

As of December 31, 2012, the Company had federal and state net operating loss carryforwards of $14.0 million and $6.8 million, respectively. These loss carryforwards will expire in years 2013 through 2024. As of December 31, 2012, $8.7 million of the net operating loss carryforwards is attributable to the exercise of stock options, and if realized, the tax benefit will be recorded as an increase to common stock.

The Company has research and development tax credit carryforwards of $313,000 that expire in varying amounts through 2031. As of December 31, 2012, the Company had alternative minimum tax credit carryforwards of $590,000 that are available to offset future regular tax liabilities and they do not expire. Federal income tax payments of $189,000, $194,000 and $191,000, were made during the years ended December 31, 2012, 2011, and 2010, respectively. State income tax payments of $238,000, $193,000, and $177,000 were made during the years ended December 31, 2012, 2011, and 2010, respectively.

11. INCOME TAXES (continued)

As of December 31, 2012 and 2011, the Company's consolidated balance sheets did not reflect a liability for uncertain tax positions, nor any accrued penalties or interest associated with income tax uncertainties. The Company is subject to income taxation at the federal and various state levels. The Company is subject to U.S. federal tax examinations for tax years 2008 through 2012. Loss carryforwards and credit carryforwards generated or utilized in years earlier than 2008 are also subject to examination and adjustment. The Company has no income tax examinations in process.

Deferred federal and state income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Allowance for doubtful accounts	$ 57	$ 59
Accrued liabilities	463	777
Depreciation	--	83
Tax credits	902	833
Stock based compensation	650	337
Net operating loss carryforwards	3,485	5,683
Total deferred tax assets	5,557	7,772
Less: Valuation allowance	(1,093)	(1,093)
Deferred tax assets, net of valuation allowance	4,464	6,679
Deferred tax liabilities:		
Deductible goodwill	1,492	1,113
Nondeductible intangible assets	3,194	563
Prepaid assets	538	--
Capitalized software development	2,253	--
Deferred revenue	220	--
Depreciation	223	--
Tax basis in joint venture	559	246
Total deferred tax liabilities	8,479	1,922
Net deferred tax (liabilities) assets	$ (4,015)	$ 4,757

12. STOCK BASED COMPENSATION

Stock Incentive Plans

The Company's 2010 Stock Incentive Plan (2010 Plan) and 2000 Stock Incentive Plan (2000 Plan; collectively, the 2010 Plan and the 2000 Plan referred to as the Plan) authorize the grant of options, restricted share units (RSU), or other forms of stock based compensation to employees, officers, directors and others, and such grants must be approved by the Compensation Committee of the Board of Directors. Options granted under the Plan have terms of no more than ten years, with certain restrictions. The Plan allows the Compensation Committee of the Board of Directors to determine the vesting period and parameters of each grant. The vesting period of the options and RSU's granted has historically ranged from immediate vesting to annual vesting up to four years, beginning one year after the grant date. As of December 31, 2012, approximately 930,000 shares of unissued common stock remained reserved for future stock incentive grants under the Plan. The Company issues new shares of common stock when options are exercised or when RSU's become vested.

12. STOCK BASED COMPENSATION (continued)

Stock Option Activity

A summary of activity and various other information relative to stock options for the year ended December 31, 2012 is presented in the tables below (in thousands, except exercise price).

	Common Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of period	2,205	$ 4.12	
Granted	--	--	
Exercised	(281)	2.92	
Expired	--	--	
Forfeited	(10)	5.36	
Outstanding at end of period	1,914	$ 4.29	$ 38,318
Exercisable at end of period	1,415	$ 3.52	$ 29,426

The aggregate intrinsic value for stock options in the table above represents the total difference between the Company's closing stock price on December 31, 2012 (the last trading day of the year) of $24.31 and the option exercise price, multiplied by the number of in-the-money options as of December 31, 2012. The weighted average remaining contractual term of options outstanding at December 31, 2012 was 3.6 years. Options exercisable at December 31, 2012 have a weighted average remaining contractual term of 2.9 years.

Other information relative to option activity during the three years ended December 31, 2012 is as follows (in thousands, except weighted average grant date fair value):

	2012	2011	2010
Weighted average grant date fair value of stock options granted	$ --	$ 4.67	$ 2.15
Total grant date fair value of stock options vested	$ 878	$ 644	$ 588
Total intrinsic value of stock options exercised	$ 4,992	$ 4,539	$ 638
Cash proceeds from exercise of stock options	$ 823	$ 1,242	$ 536

Restricted Share Unit Activity

A summary of activity relative to RSU's for the year ended December 31, 2012 is follows (in thousands, except weighted average grant date fair value):

	Number of RSU's	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at beginning of period	--	$ --	
Granted	74	23.22	
Vested	--	--	
Cancelled	(1)	23.00	
Outstanding at end of period	73	$ 23.22	$ 1,780

Stock Based Compensation

Total stock based compensation expense recorded for the three years ended December 31, 2012, which is recorded in our statements of income, is as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Cost of revenues (excluding depreciation and amortization)	$ 45	$ 41	$ 37
Product development	133	179	128
Sales and marketing	151	104	162
Other general and administrative	807	464	337
Total stock based compensation expense	$ 1,136	$ 788	$ 664

12. STOCK BASED COMPENSATION (continued)

The Company amortizes the fair value of all stock based awards, net of estimated forfeitures, on a straight-line basis over the requisite service period, which generally is the vesting period. As of December 31, 2012, total unrecognized compensation expense related to non-vested stock options and RSU's was approximately $2.3 million, net of estimated forfeitures, with a weighted average expense recognition period of 2.35 years. The Company realized $111,000 of excess tax benefits during the year ended December 31, 2012.

Stock based compensation cost for RSU's is measured based on the closing fair market value of the Company's stock on the date of grant. Stock based compensation cost for stock options is estimated at the grant date based on the fair value calculated using the Black-Scholes method. The Company did not grant any stock options during 2012. The ranges of assumptions used for determining the estimated fair value of stock options during 2011 and 2010 were as follows:

	2011	2010
Risk-free interest rate	1.05 – 2.39%	1.88 – 2.49%
Expected dividend yield	0.0%	0.0%
Expected life (in years)	5 to 7	5 to 7
Expected forfeiture rate	0-5%	0-10%
Volatility	50%	55%

Risk-free interest rate is based on the U.S. Treasury rate in effect at the time of the option grant having a term equivalent to the expected life of the option.

Expected dividend yield is zero because the Company has not made any dividend payments in its history and does not plan to pay dividends in the foreseeable future.

Expected life is the period of time the option is expected to remain outstanding, and is based on historical experience. The contractual option life ranges from eight to ten years. The Company estimated the expected life of options granted to members of management to be five years and seven years for directors.

Expected forfeiture rate is the estimated percentage of options granted that are not expected to become fully vested. This estimate is based on historical experience, and will be adjusted as necessary to match the actual forfeiture experience.

Volatility is the measure of the amount by which the price is expected to fluctuate. The Company estimated volatility based on the actual historical volatility of the Company's common stock, and management believes future volatility will be similar to the Company's historical volatility experience.

13. EMPLOYEE BENEFIT PLAN

401(k) Plan

The Company has a defined-contribution employee benefit plan (401(k) Plan) incorporating provisions of Section 401(k) of the Internal Revenue Code. Employees must have attained the age of 21 and have completed thirty days of service to be eligible to participate in the 401(k) Plan. Under the provisions of the 401(k) Plan, a plan member may make contributions, on a tax-deferred basis, not to exceed 20% of compensation, subject to IRS limitations. The Company has not provided matching contributions through December 31, 2012.

14. DEBT

At December 31, 2012 and 2011, the Company had no debt outstanding.

Revolving Credit Facility

The Company maintains a Loan Agreement (the "Revolving Credit Facility") with SunTrust Bank ("SunTrust") in the aggregate principal amount of $20.0 million, which matures on July 21, 2014. The obligations under the revolving credit facility are guaranteed by each of the Company's subsidiaries. The Company's borrowings under the revolving credit facility bear interest at the 30-Day LIBOR Rate plus a margin of either 175 or 200 basis points determined in accordance with a pricing grid. Principal is payable in full on the maturity date. The Company is required to pay a commitment fee of 25 basis points per annum of the average daily unused portion of the revolving credit facility.

The purpose of the revolving credit facility is for general working capital needs, permitted acquisitions (as defined in the Loan Agreement), and for stock repurchase and/or redemption transactions that the Company may authorize.

The revolving credit facility contains certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, changes to the character of the Company's business, acquisitions, asset dispositions, mergers and consolidations, sale or discount of receivables, creation or acquisitions of additional subsidiaries, and other matters customarily restricted in such agreements.

In addition, the revolving credit facility requires the Company to meet certain financial tests, including, without limitation:

- a maximum total leverage ratio (consolidated debt/consolidated EBITDA) of 2.0 to 1.0;
- funded debt to total capitalization may not exceed 40%; and
- tangible net worth may not be less than $1.00

As of December 31, 2012, the Company believes it was in compliance with all covenants. There were no balances outstanding on the revolving credit facility as of December 31, 2012.

15. LEASES

The Company has non-cancellable operating leases primarily for office space and office equipment. Some lease agreements contain provisions for escalating rent payments over the initial terms of the lease. The Company accounts for these leases by recognizing rent expense on a straight-line basis and adjusting the deferred rent expense liability for the difference between the straight-line rent expense and the amount of rent paid. The Company also leases certain office equipment under operating leases. Total rent expense under all operating leases was approximately $2.2 million, $1.9 million, and $1.8 million, for the years ended December 31, 2012, 2011, and 2010, respectively.

Future rental payment commitments at December 31, 2012 under non-cancelable operating leases, with initial terms of one year or more, are as follows (in thousands):

2013	$	1,918
2014		1,140
2015		1,071
2016		960
2017		319
Thereafter		--
Total minimum lease payments	$	5,408

16. LITIGATION

In the ordinary course of business, the Company is from time to time involved in various pending legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon the financial condition and/or results of operations of the Company. However, in the opinion of the Company's management, matters currently pending or threatened against the Company are not expected to have a material adverse effect on the financial position or results of operations of the Company.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

HealthStream's chief executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) as of December 31, 2012. Based on that evaluation, the chief executive officer and principal financial officer have concluded that HealthStream's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and the information required to be disclosed in the reports the Company files or submits under the Exchange Act was accumulated and communicated to the Company's management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for assessing the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria. The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the Company's internal control over financial reporting, which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in HealthStream's internal control over financial reporting that occurred during the fourth quarter of 2012 that have materially affected, or that are reasonably likely to materially affect, HealthStream's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information as to directors of the Company and corporate governance is incorporated by reference from the information contained in our 2013 proxy statement for the 2013 Annual Meeting of Shareholders (2013 Proxy Statement) that we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates. Pursuant to General Instruction G(3), certain information concerning executive officers of the Company is included in Part I of this Form 10-K, under the caption "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

Incorporated by reference from the information contained in the Company's 2013 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated by reference from the information contained in the Company's 2013 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Incorporated by reference from the information contained in the Company's 2013 Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

Incorporated by reference from the information contained in the Company's 2013 Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a)(1) Financial Statements

Reference is made to the financial statements included in Item 8 to this Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the notes thereto.

(a)(3) Exhibits

Number	Description
2.1 (1)	Stock Purchase Agreement, dated as of March 28, 2005, by and among HealthStream, Inc., Mel B. Thompson and Data Management & Research, Inc.
2.2 (2)	Stock Purchase Agreement, dated as of March 12, 2007, by and among HealthStream, Inc., The Jackson Organization, Research Consultants, Inc., David Jackson and the Jackson Charitable Remainder Trust
3.1*	Form of Fourth Amended and Restated Charter of HealthStream, Inc.
3.2*	Form of Amended and Restated Bylaws of HealthStream, Inc.
4.1*	Form of certificate representing the common stock, no par value per share, of HealthStream, Inc.
4.2*	Reference is made to Exhibits 3.1 and 3.2.
10.1^*	2000 Stock Incentive Plan, effective as of April 10, 2000
10.2^ (9)	2010 Stock Incentive Plan, effective as of May 27, 2010
10.3^*	Form of Indemnification Agreement
10.4^ (3)	Executive Employment Agreement, dated July 21, 2005, between HealthStream, Inc. and Robert A. Frist, Jr.
10.5^ (4)	Form of HealthStream, Inc. Non-Qualified Stock Option Agreement (Employees)
10.6^ (4)	Form of HealthStream, Inc. Incentive Stock Option Agreement (Employees)
10.7^ (4)	Form of HealthStream, Inc. Non-Qualified Stock Option Agreement (Directors)
10.8 (5)	Loan Agreement dated July 21, 2006 between HealthStream, Inc. and SunTrust Bank
10.9 (6)	First Amendment to Loan Agreement dated February 16, 2007 between HealthStream, Inc. and SunTrust Bank
10.10 (7)	Second Amendment to Loan Agreement dated July 23, 2007 between HealthStream, Inc. and SunTrust Bank
10.11 (8)	Third Amendment to Loan Agreement dated July 17, 2009 between HealthStream, Inc. and SunTrust Bank
10.12 (10)	Fourth Amendment to Loan Agreement dated March 30, 2011 between HealthStream, Inc. and SunTrust Bank
10.13 (11)	Fifth Amendment to Loan Agreement dated July 19, 2012 between HealthStream, Inc. and SunTrust Bank
10.14^	Summary of Director and Executive Officer Compensation
21.1	Subsidiaries of HealthStream, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.1 INS**	XBRL Instance Document
101.1 SCH**	XBRL Taxonomy Extension Schema
101.1 CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.1 DEF**	XBRL Taxonomy Extension Definition Linkbase
101.1 LAB**	XBRL Taxonomy Extension Label Linkbase
101.1 PRE**	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to Registrant's Registration Statement on Form S-1, as amended (Reg. No. 333-88939).
**	The XBRL-related information in Exhibit No. 101 to this Annual Report on Form 10-K is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.
^	Management contract or compensatory plan or arrangement
(1)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated March 29, 2005.
(2)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated March 12, 2007.
(3)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 25, 2005.
(4)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated June 1, 2010.
(5)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 25, 2006.
(6)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated February 20, 2007.
(7)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 24, 2007.
(8)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 17, 2009.
(9)	Incorporated by reference to Appendix B of the Company's Definitive Proxy Statement filed with the SEC on April 29, 2010.
(10)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated March 30, 2011.
(11)	Incorporated by reference from exhibit field on our Current Report on Form 8-K, dated July 20, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 1st day of March, 2013.

HEALTHSTREAM, INC.

By: /s/ ROBERT A. FRIST, JR.
Robert A. Frist, Jr.
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ ROBERT A. FRIST, JR. Robert A. Frist, Jr.	President, Chief Executive Officer and Chairman (Principal Executive Officer)	March 1, 2013
/s/ GERARD M. HAYDEN, JR. Gerard M. Hayden, Jr.	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	March 1, 2013
/s/ THOMPSON DENT Thompson Dent	Director	March 1, 2013
/s/ FRANK GORDON Frank Gordon	Director	March 1, 2013
/s/ C. MARTIN HARRIS C. Martin Harris	Director	March 1, 2013
/s/ JEFFREY L. MCLAREN Jeffrey L. McLaren	Director	March 1, 2013
/s/ DALE POLLEY Dale Polley	Director	March 1, 2013
/s/ LINDA REBROVICK Linda Rebrovick	Director	March 1, 2013
/s/ MICHAEL SHMERLING Michael Shmerling	Director	March 1, 2013
/s/ WILLIAM STEAD William Stead	Director	March 1, 2013
/s/ DEBORAH TAYLOR TATE Deborah Taylor Tate	Director	March 1, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
2.1 [(1)]	Stock Purchase Agreement, dated as of March 28, 2005, by and among HealthStream, Inc., Mel B. Thompson and Data Management & Research, Inc.
2.2 [(2)]	Stock Purchase Agreement, dated as of March 12, 2007, by and among HealthStream, Inc., The Jackson Organization, Research Consultants, Inc., David Jackson and the Jackson Charitable Remainder Trust
3.1*	Form of Fourth Amended and Restated Charter of HealthStream, Inc.
3.2*	Form of Amended and Restated Bylaws of HealthStream, Inc.
4.1*	Form of certificate representing the common stock, no par value per share, of HealthStream, Inc.
4.2*	Reference is made to Exhibits 3.1 and 3.2.
10.1^*	2000 Stock Incentive Plan, effective as of April 10, 2000
10.2^ [(9)]	2010 Stock Incentive Plan, effective as of May 27, 2010
10.3^*	Form of Indemnification Agreement
10.4^ [(3)]	Executive Employment Agreement, dated July 21, 2005, between HealthStream, Inc. and Robert A. Frist, Jr.
10.5^ [(4)]	Form of HealthStream, Inc. Non-Qualified Stock Option Agreement (Employees)
10.6^ [(4)]	Form of HealthStream, Inc. Incentive Stock Option Agreement (Employees)
10.7^ [(4)]	Form of HealthStream, Inc. Non-Qualified Stock Option Agreement (Directors)
10.8 [(5)]	Loan Agreement dated July 21, 2006 between HealthStream, Inc. and SunTrust Bank
10.9 [(6)]	First Amendment to Loan Agreement dated February 16, 2007 between HealthStream, Inc. and SunTrust Bank
10.10 [(7)]	Second Amendment to Loan Agreement dated July 23, 2007 between HealthStream, Inc. and SunTrust Bank
10.11 [(8)]	Third Amendment to Loan Agreement dated July 17, 2009 between HealthStream, Inc. and SunTrust Bank
10.12 [(10)]	Fourth Amendment to Loan Agreement dated March 30, 2011 between HealthStream, Inc. and SunTrust Bank
10.13 [(11)]	Fifth Amendment to Loan Agreement dated July 19, 2012 between HealthStream, Inc. and SunTrust Bank
10.14^	Summary of Director and Executive Officer Compensation
21.1	Subsidiaries of HealthStream, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.1 INS**	XBRL Instance Document
101.1 SCH**	XBRL Taxonomy Extension Schema
101.1 CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.1 DEF**	XBRL Taxonomy Extension Definition Linkbase
101.1 LAB**	XBRL Taxonomy Extension Label Linkbase
101.1 PRE**	XBRL Taxonomy Extension Presentation Linkbase

- * Incorporated by reference to Registrant's Registration Statement on Form S-1, as amended (Reg. No. 333-88939).
- ** The XBRL-related information in Exhibit No. 101 to this Annual Report on Form 10-K is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.
- ^ Management contract or compensatory plan or arrangement
- (1) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated March 29, 2005.
- (2) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated March 12, 2007.
- (3) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 25, 2005.
- (4) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated June 1, 2010.
- (5) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 25, 2006.
- (6) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated February 20, 2007.
- (7) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 24, 2007.
- (8) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 17, 2009.
- (9) Incorporated by reference to Appendix B of the Company's Definitive Proxy Statement filed with the SEC on April 29, 2010.
- (10) Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated March 30, 2011.
- (11) Incorporated by reference from exhibit field on our Current Report on Form 8-K, dated July 20, 2012.

EXHIBIT 10.14

HealthStream, Inc. (the "Company")

Summary of Director and Executive Officer Compensation

I. **Director Compensation.** Directors who are employees of the Company do not receive additional compensation for serving as directors of the Company. The following table sets forth current rates of cash compensation for the Company's non-employee directors.

Retainers and Fees	2013
Annual Retainer fee	$4,000
Board meeting fee	$1,000
Committee chair meeting fee	$1,000
Committee member meeting fee	$500

In addition to the cash compensation set forth above, each non-employee director is eligible to receive a nondiscretionary annual grant of restricted share units for conversion to 3,000 shares of the Company's common stock. The restricted share units are granted annually and vest over a three year period.

II. **Executive Officer Compensation.** The following table sets forth the current base salaries and fiscal 2012 performance bonuses provided to our executive officers, including the individuals who the Company expects to be its Named Executive Officers for 2013.

Executive Officer	Current Base Salary	Fiscal 2012 Bonus Amount
Robert A. Frist, Jr.	$ 257,000	$ 20,151
J. Edward Pearson	$ 244,000	$ 19,132
Arthur E. Newman	$ 234,000	$ 18,348
Gerard M. Hayden, Jr.	$ 230,000	$ 18,034
Jeffrey S. Doster	$ 230,000	$ 18,034
Michael Sousa	$ 192,500	$ 5,005

III. **Additional Information.** The foregoing information is summary in nature. Additional information regarding Director and Named Executive Officer compensation will be contained in the Company's 2013 Proxy Statement.

EXHIBIT 21.1

SUBSIDIARIES OF HEALTHSTREAM, INC.

Names Under Which We Do Business	State or Other Jurisdiction of Incorporation or Organization
Data Management & Research, Inc.	Tennessee
The Jackson Organization, Research Consultants, Inc.	Maryland
Decision Critical, Inc.	Texas
Sy.Med Development, Inc.	Tennessee
HealthStream Acquisition I, Inc.	Tennessee
HealthStream Acquisition II, Inc.	Tennessee

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

Registration Statement (Form S-8 No. 333-167241) pertaining to the 2010 Stock Incentive Plan of HealthStream, Inc., Registration Statement (Form S-8 No. 333-37440) pertaining to the 1994 Employee Stock Option Plan, 2000 Stock Incentive Plan and Employee Stock Purchase Plan of HealthStream, Inc., and Registration Statement (Form S-3 No. 333-175863); of our reports dated March 1, 2013, with respect to the consolidated financial statements of HealthStream, Inc., and the effectiveness of internal control over financial reporting of HealthStream, Inc., included in this Annual Report (Form 10-K) of HealthStream, Inc. for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 1, 2013

EXHIBIT 31.1

CERTIFICATION

I, Robert A. Frist, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of HealthStream, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ ROBERT A. FRIST, JR.
Robert A. Frist, Jr.
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Gerard M. Hayden, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of HealthStream, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ GERARD M. HAYDEN, JR.
Gerard M. Hayden, Jr.
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthStream, Inc. (the "Company") on Form 10-K for the year ending December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Robert A. Frist, Jr., Chief Executive Officer of the Company certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT A. FRIST, JR.
Robert A. Frist, Jr.
Chief Executive Officer
March 1, 2013

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthStream, Inc. (the "Company") on Form 10-K for the year ending December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Gerard M. Hayden, Jr., Chief Financial Officer of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GERARD M. HAYDEN, JR.
Gerard M. Hayden, Jr.
Chief Financial Officer
March 1, 2013